SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                       Polaris Industries Partners L.P.
        ____________________________________________________________
                             (Name of Issuer)

             Units of Beneficial Assignment of Class A Limited
                       Partnership Interests ("BACs")
        ____________________________________________________________
                      (Title of Class and Securities)

                                 731069 10 0
        ____________________________________________________________
                  (CUSIP Number of Class of Securities)

             Andris A. Baltins, Kaplan, Strangis and Kaplan, P.A.,
               5500 Norwest Center, 90 South Seventh Street,
                Minneapolis, Minnesota 55402 (612) 375-1138
        _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 29, 1994
        ____________________________________________________________
                      (Date of Event which Requires
                        Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                               SCHEDULE 13D

   CUSIP No. 731069 10 0
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         W. Hall Wendel, Jr.  (###-##-####)
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
          00
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                        860,800 BACs
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                         0
           EACH                  ___________________________________
         REPORTING                  (9)  SOLE DISPOSITIVE POWER
          PERSON                          860,800 BACs
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                          0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,800 BACs (including 3,000 BACs owned by Polaris Industries Inc., a corporation wholly owned by the Reporting Person)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.4%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
          IN
   _________________________________________________________________


                                SCHEDULE 13-D

                                   filed by

                             W. Hall Wendel, Jr.

                    This Amendment No. 2 amends and supplements the Statement on Schedule 13-D dated March 23, 1990, as amended by Amendment No. 1 thereto dated August 25, 1994, filed by W. Hall Wendel, Jr. (the "Reporting Person") concerning Units of Beneficial Assignment of Class A Limited Partnership Interests ("BACs") issued by Polaris Industries Partners L.P. (the "Issuer").

          Item 4.   Purpose of Transaction.

                    Item 4 is hereby amended by adding the
          following:

                    On September 29, 1994, the Reporting Person transferred 3,000 BACs to Polaris Industries Inc., a newly formed Minnesota corporation (the "Company") in exchange for 3,000 Shares of Common Stock of the Company (the "Common Stock"). Also on September 29, 1994, the Company entered into an Agreement and Plan of Conversion with the Issuer and others (the "Conversion Agreement") which provides in general that the Issuer will be converted to corporate form (the "Conversion") and each BAC will be exchanged for a share of Common Stock. Following the Conversion, BAC holders and holders of previously granted rights to acquire BACs will own 88.6%, and affiliates of EIP Associates L.P., the general partner of the Issuer (the "General Partner"), will own 11.4%, of the Common Stock to be outstanding immediately following the Conversion (assuming exercise of such rights). A copy of the Conversion Agreement is filed as
          Exhibit 2 hereto and is incorporated herein by reference.

                    On September 30, 1994 the Company and the
          General Partner issued a joint press release. A copy of the joint press release is filed as Exhibit 3 hereto and is incorporated herein by reference.

                    Although the foregoing represents the range of activities presently contemplated by the reporting person with respect to the Issuer, the possible activities of the Reporting Person are subject to change at any time.

          Item 5.   Interest in Securities of the Issuer.

                    Item 5(c) is hereby amended by adding the following:

                    On September 29, 1993, the Reporting Person transferred 3,000 BACs to the Company in exchange for 3,000 shares of Common Stock, which shares represent all of the issued and outstanding shares of capital stock of the Company.

          Item 6.   Contracts, Arrangements, Understandings
                    or Relationships With Respect to
                    Securities of the Issuer


                    Item 6 is hereby amended by adding the
          following:

                    The information set forth under Item 4 above is incorporated herein by reference.

          Item 7.   Materials to be Filed as Exhibits

                    Item 7 is hereby amended by adding the
          following:

                    Exhibit 2           Agreement and Plan of
                                        Conversion, dated as of
                                        September 29, 1994, by and
                                        among Polaris Industries
                                        Inc., Polaris Industries
                                        Partners L.P., Polaris
                                        Industries L.P., EIP
                                        Associates L.P., Polaris
                                        Industries Associates L.P.,
                                        EIP Capital Corporation,
                                        Polaris Industries Capital
                                        Corporation, the partners
                                        of EIP Associates L.P.
                                        named on Annex I to the
                                        Conversion Agreement, the
                                        partners of Polaris
                                        Industries Associates L.P.
                                        named on Annex II to the
                                        Conversion Agreement, and
                                        the stockholders of EIP
                                        Capital Corporation named
                                        on Annex III to the
                                        Conversion Agreement.

                    Exhibit 3 Form of Joint Press Release dated September 30, 1994.


                                  SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:     September 30, 1994  /s/ W. Hall Wendel, Jr.
                                        W. Hall Wendel, Jr.


                                EXHIBIT INDEX

                    Item 7 is hereby amended by adding the
          following:

                    Exhibit 2           Agreement and Plan of
                                        Conversion, dated as of
                                        September 29, 1994, by and
                                        among Polaris Industries
                                        Inc., Polaris Industries
                                        Partners L.P., Polaris
                                        Industries L.P., EIP
                                        Associates L.P., Polaris
                                        Industries Associates L.P.,
                                        EIP Capital Corporation,
                                        Polaris Industries Capital
                                        Corporation, the partners
                                        of EIP Associates L.P.
                                        named on Annex I to the
                                        Conversion Agreement, the
                                        partners of Polaris
                                        Industries Associates L.P.
                                        named on Annex II to the
                                        Conversion Agreement, and
                                        the stockholders of EIP
                                        Capital Corporation named
                                        on Annex III to the
                                        Conversion Agreement.

                    Exhibit 3 Form of Joint Press Release dated September 30, 1994.


                                                         EXHIBIT 2



          POLARIS INDUSTRIES INC.

          POLARIS INDUSTRIES PARTNERS L.P.

          _______________

          AGREEMENT AND PLAN OF CONVERSION
          _______________

          September 29, 1994
          _______________



                                  TABLE OF CONTENTS

                                                                       Page

          AGREEMENT AND PLAN OF CONVERSION

          ARTICLE I THE PICC MERGER . . . . . . . . . . . . . . . . . .

                    Section 1.1    The PICC Merger  . . . . . . . . . .
                    Section 1.2    Effects of the PICC Merger . . . . .

          ARTICLE II     THE EIPCC STOCK EXCHANGE . . . . . . . . . . .

                    Section 2.1    The EIPCC Stock Exchange . . . . . .

          ARTICLE III    THE PARTNERSHIP GP EXCHANGE  . . . . . . . . .

                    Section 3.1    The Partnership GP Exchange  . . . .

          ARTICLE IV     THE OPERATING PARTNERSHIP GP EXCHANGE  . . . .

                    Section 4.1    The Operating Partnership GP
                                      Exchange  . . . . . . . . . . . .

          ARTICLE V      THE MERGER . . . . . . . . . . . . . . . . . .

                    Section 5.1    Formation of PTP . . . . . . . . . .
                    Section 5.2    The Merger . . . . . . . . . . . . .
                    Section 5.3    Effects of the Merger  . . . . . . .

          ARTICLE VI     THE OPERATING PARTNERSHIP MERGER . . . . . . .

                    Section 6.1    The Operating Partnership
                                      Merger  . . . . . . . . . . . . .
                    Section 6.2    Effects of the Operating
                                      Partnership Merger  . . . . . . .

          ARTICLE VII    CONVERSION OF UNITS IN THE MERGER  . . . . . .

                    Section 7.1    Conversion of Units  . . . . . . . .
                    Section 7.2    Exchange of Certificates . . . . . .
                    Section 7.3    Procedures for Dissent by
                                      Record Holders of Units . . . . .
                    Section 7.4    Provisions Affecting Remedies
                                      of Dissenting Unitholders . . . .

          ARTICLE VIII   THE CLOSINGS . . . . . . . . . . . . . . . . .

                    Section 8.1    The Closings . . . . . . . . . . . .
                    Section 8.2    Deliveries at the First
                                      Closing . . . . . . . . . . . . .
                    Section 8.3    Deliveries at the Second
                                      Closing . . . . . . . . . . . . .
                    Section 8.4    Deliveries at the Third
                                      Closing . . . . . . . . . . . . .
                    Section 8.5    Deliveries at the Fourth
                                      Closing . . . . . . . . . . . . .
                    Section 8.6    Deliveries at the Fifth
                                      Closing . . . . . . . . . . . . .
                    Section 8.7    Deliveries at the Sixth
                                     Closing  . . . . . . . . . . . . .

          ARTICLE IX     JOINT AND SEVERAL REPRESENTATIONS AND
                         WARRANTIES OF CERTAIN PARTNERSHIP
                         ENTITIES . . . . . . . . . . . . . . . . . . .

                    Section 9.1    Organization . . . . . . . . . . . .
                    Section 9.2    Capitalization . . . . . . . . . . .
                    Section 9.3    Authority  . . . . . . . . . . . . .

          ARTICLE X      SEVERAL REPRESENTATIONS AND WARRANTIES
                         OF CERTAIN PARTNERSHIP ENTITIES  . . . . . . .

                    Section 10.1  Representations and Warranties
                                      of the EIPCC Stockholders . . . .
                    Section 10.2  Representations and Warranties
                                     of the Partnership GP Partners . .
                    Section 10.3  Representations and Warranties
                                      of the Operating Partnership
                                      GP Partners . . . . . . . . . . .

          ARTICLE XI     REPRESENTATIONS AND WARRANTIES OF THE
                         COMPANY  . . . . . . . . . . . . . . . . . . .

                    Section 11.1  Organization  . . . . . . . . . . . .
                    Section 11.2  Capitalization  . . . . . . . . . . .
                    Section 11.3  Authority . . . . . . . . . . . . . .
                    Section 11.4  No Activity . . . . . . . . . . . . .

          ARTICLE XII    COVENANTS  . . . . . . . . . . . . . . . . . .

                    Section 12.1  Conduct of Business of Certain
                                      Partnership Entities  . . . . . .
                    Section 12.2  Conduct of Business of the
                                      Company.  . . . . . . . . . . . .
                    Section 12.3  Reasonable Best Efforts . . . . . . .
                    Section 12.4  Letter of the Partnership's
                                      Accountants . . . . . . . . . . .
                    Section 12.5  Access to Information . . . . . . . .
                    Section 12.6  Unitholders Meeting . . . . . . . . .
                    Section 12.7  Legal Conditions to Merger  . . . . .
                    Section 12.8  Affiliates  . . . . . . . . . . . . .
                    Section 12.9  Stock Exchange Listing  . . . . . . .
                    Section 12.10  Employee Benefit Plans . . . . . . .
                    Section 12.11  Partnership Plans  . . . . . . . . .
                    Section 12.12  Fees and Expenses  . . . . . . . . .
                    Section 12.13  Brokers or Finders . . . . . . . . .
                    Section 12.14  Indemnification  . . . . . . . . . .
                    Section 12.15  Indemnification of The Transferors,
                                      The Partnership GP, The Operating
                                      Partnership GP, EIPCC, PICC and
                                      Agents. . . . . . . . . . . . . .
                    Section 12.16  Preservation of Partnership,
                                      Partnership GP and EIPCC  . . . .
                    Section 12.17  Notification of Certain
                                      Matters . . . . . . . . . . . . .
                    Section 12.18  Publicity  . . . . . . . . . . . . .
                    Section 12.19  Certain Tax Matters  . . . . . . . .
                    Section 12.20  Registration Rights  . . . . . . . .
                    Section 12.21  Delivery of Documents  . . . . . . .
                    Section 12.22  Partnership Distributions. . . . . .

          ARTICLE XIII   CONDITIONS . . . . . . . . . . . . . . . . . .

                    Section 13.1  Conditions to Each Party's
                                      Obligation To Effect the
                                      Transactions Contemplated
                                      Hereby  . . . . . . . . . . . . .
                    Section 13.2  Conditions to Obligations of
                                      The Company . . . . . . . . . . .
                    Section 13.3  Conditions to Obligations of
                                      the Partnership Entities  . . . .

          ARTICLE XIV    INDEMNITIES  . . . . . . . . . . . . . . . . .

                    Section 14.1  EIPCC Stockholders' Indemnity . . . .
                    Section 14.2  Partnership GP Partners
                                       Indemnity. . . . . . . . . . . .
                    Section 14.3  Operating Partnership GP
                                      Partners Indemnity  . . . . . . .
                    Section 14.4   General Tax Indemnity  . . . . . . .
                    Section 14.5   Exception to Certain
                                      Indemnities.  . . . . . . . . . .
                    Section 14.6   Indemnification of W. Hall
                                      Wendel, Jr. and the Company . . .
                    Section 14.7   Procedures for Indemnifica-
                                      tion  . . . . . . . . . . . . . .

          ARTICLE XV     TERMINATION AND AMENDMENT  . . . . . . . . . .

                    Section 15.1  Termination . . . . . . . . . . . . .
                    Section 15.2  Effect of Termination . . . . . . . .
                    Section 15.3  Amendment . . . . . . . . . . . . . .

          ARTICLE XVI    MISCELLANEOUS  . . . . . . . . . . . . . . . .

                    Section 16.1  Fiduciary Duties  . . . . . . . . . .
                    Section 16.2  Nonsurvival of Representations
                                      and Warranties  . . . . . . . . .
                    Section 16.3  Notices . . . . . . . . . . . . . . .
                    Section 16.4  Interpretation  . . . . . . . . . . .
                    Section 16.5  Counterparts  . . . . . . . . . . . .
                    Section 16.6  Entire Agreement; No Third
                                      Party Beneficiaries . . . . . . .
                    Section 16.7  Governing Law . . . . . . . . . . . .
                    Section 16.8  Specific Performance  . . . . . . . .
                    Section 16.9  Assignment; Successors  . . . . . . .

          ANNEX I        List of Partnership GP Partners
          ANNEX II       List of Operating Partnership GP Partners
          ANNEX III      List of EIPCC Stockholders
          EXHIBIT A      Form of Registration Rights Agreement



                       AGREEMENT AND PLAN OF CONVERSION

                    AGREEMENT AND PLAN OF CONVERSION, dated as of September 29, 1994, by and among Polaris Industries Inc., a Minnesota corporation (the "Company"); Polaris Industries Partners L.P., a Delaware limited partnership (the "Partnership"); Polaris Industries L.P., a Delaware limited partnership owned by the Partnership (the "Operating Partnership"); EIP Associates L.P., a Delaware limited partnership and the general partner of the Partnership (the "Partnership GP"); Polaris Industries Associates L.P., a Delaware limited partnership and the general partner of the Operating Partnership (the "Operating Partnership GP"); EIP Capital Corporation, a Delaware corporation and the managing general partner of the Partnership GP ("EIPCC"); Polaris Industries Capital Corporation, a Delaware corporation wholly owned by EIPCC and the managing general partner of the Operating Partnership GP ("PICC"); the partners of the Partnership GP named on Annex I attached hereto (the "Partnership GP Partners"); the partners of the Operating Partnership GP named on Annex II hereto (the "Operating Partnership GP Partners"); and the stockholders of EIPCC named on Annex III hereto (the "EIPCC Stockholders"). The Partnership, the Operating Partnership, the Partnership GP, the Operating Partnership GP, PICC, EIPCC, the Partnership GP Partners, the Operating Partnership GP Partners and the EIPCC Stockholders are collectively referred to herein as the "Partnership Entities". The Partnership GP Partners, the Operating Partnership GP Partners and the EIPCC Stockholders are collectively referred to herein as the "Transferors."

                    WHEREAS, the parties hereto desire to convert the structure of the Partnership from that of a master limited partnership to that of a corporation (the "Conversion") through consummation of the following transactions (collectively, the "Transactions"):

                         (i) First, PICC shall be merged with and into EIPCC, with EIPCC as the surviving corporation (the "PICC Merger"); (ii) Second, the EIPCC Stockholders, owning all the issued and outstanding capital stock of EIPCC, shall transfer such capital stock to the Company in exchange for shares of Company Common Stock (as hereinafter defined) (the "EIPCC Stock Exchange");
          (iii) Third, the Partnership GP Partners, owning all the issued and outstanding partnership interests of the Partnership GP not presently owned by EIPCC, shall transfer such partnership interests to the Company in exchange for shares of Company Common Stock (the "Partnership GP Exchange"); (iv) Fourth, the Operating Partnership GP Partners, owning all the issued and outstanding partnership interests of the Operating Partnership GP not presently owned by PICC, shall transfer such partnership interests to the Company in exchange for shares of Company Common Stock (the "Operating Partnership GP Exchange"); (v) Fifth, the Company and EIPCC shall form a new Delaware limited partnership named PTP LP, or such other name as they determine ("PTP"), with the Company as PTP's sole limited partner and EIPCC as PTP's sole general partner;
          (vi) Sixth, PTP shall be merged with and into the Partnership (the "Merger"), in which the Partnership shall be the surviving partnership with the Partnership GP as the Partnership's general partner and the Company and EIPCC as the Partnership's limited partners and the outstanding Units of Beneficial Assignment of Class A Limited Partnership Interests of the Partnership (the "Units") shall be converted into shares of Company Common Stock; and (vii) Seventh, the Operating Partnership and the Operating Partnership GP shall be merged with and into the Partnership (the "Operating Partnership Merger"), in which the Partnership shall be the surviving partnership with the Partnership GP and the Company as the Partnership s general partners, and the Company and EIPCC as the Partnership s limited partners;

                    WHEREAS, pursuant to the Merger, each Unit then outstanding (other than Units to be cancelled pursuant to Section 7.1(a) hereof and Units as to which the holders thereof shall have exercised appraisal rights pursuant to
          Section 7.3 hereof, if any) shall be converted into one share of common stock, par value $.01 per share of the Company ("Company Common Stock");

                    WHEREAS, pursuant to the EIPCC Stock Exchange, the Partnership GP Exchange and the Operating Partnership GP Exchange, the Transferors shall collectively receive in the aggregate 2,100,243 shares of Company Common Stock (the "Transferors' Number");

                    WHEREAS, as a result of the Transactions, EIPCC will be wholly owned by the Company; the Partnership GP will be wholly owned by the Company (as a general partner and limited partner) and EIPCC (as managing general partner); the Partnership will be wholly owned by the Company (as a general partner and a limited partner), the Partnership GP (as a general partner), and EIPCC (as a limited partner); the Partnership Entities (other than EIPCC, the Partnership GP, the Partnership and the Transferors) will cease to exist; and the Transferors (other than in their capacities as Unitholders) will own 11.4% of Company Common Stock to be issued and outstanding after giving effect to the exercise of previously granted First Rights (as defined herein) and the Unitholders together with holders of outstanding First Rights (upon exercise of such First Rights) will own in the aggregate 88.6% of the Company Common Stock to be issued and outstanding after giving effect to the exercise of such First Rights;

                    NOW, THEREFORE, in consideration of the
          foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

                                  ARTICLE I

                               THE PICC MERGER

                    Section 1.1 The PICC Merger. Upon the terms and subject to the conditions hereof, at the First Closing (as hereinafter defined), a certificate of merger (the "PICC Certificate of Merger") shall be duly prepared, executed and acknowledged by EIPCC, the surviving corporation in the PICC Merger, and thereafter delivered to the Secretary of State of the State of Delaware, for filing, as provided in the Delaware General Corporation Law (the "DGCL"). The PICC Merger shall become effective upon the filing of the PICC Certificate of Merger with the Secretary of State of the State of Delaware (the "PICC Effective Time").

                    Section 1.2 Effects of the PICC Merger. The PICC Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the PICC Effective Time, all the properties, rights, privileges, powers and franchises of PICC shall vest in EIPCC, as the surviving corporation in the PICC Merger, and all debts, liabilities and duties of PICC shall become the debts, liabilities and duties of EIPCC. In addition, from and after the PICC Effective Time, all outstanding shares of PICC capital stock shall be cancelled without consideration and cease to exist.

                                  ARTICLE II

                           THE EIPCC STOCK EXCHANGE

                    Section 2.1  The EIPCC Stock Exchange.

                    (a)  Upon the terms and subject to the
          conditions hereof, at the Second Closing (as hereinafter defined), the Company shall acquire from each of the EIPCC Stockholders and each of the EIPCC Stockholders shall assign, transfer, convey and deliver to the Company, the shares of common stock, par value $1.00 per share, of EIPCC owned by such EIPCC Stockholders, as set forth opposite the EIPCC Stockholders' names on Annex III hereto, together constituting all the issued and outstanding shares of capital stock of EIPCC (the "EIPCC Common Stock"), free and clear of all liens, charges, pledges, security interests, claims and encumbrances whatsoever (collectively, "Liens").

                    (b)  As payment in full for the EIPCC Common
          Stock being acquired by it from the EIPCC Stockholders hereunder, and against delivery thereof as aforesaid, at the Second Closing, the Company shall issue to each of the EIPCC Stockholders a number of shares of Company Common Stock equal to the Transferors' Number multiplied by the fraction set forth opposite such EIPCC Stockholder's name on Annex III hereto.

                                 ARTICLE III

                         THE PARTNERSHIP GP EXCHANGE

                    Section 3.1  The Partnership GP Exchange.

                    (a)  Upon the terms and subject to the
          conditions hereof, at the Third Closing (as defined herein), the Company shall acquire from each of the Partnership GP Partners, and each of such Partnership GP Partners shall assign, transfer, convey and deliver to the Company, the partnership interests in the Partnership GP owned by such Partnership GP Partners, as set forth opposite the Partnership GP Partners' names on Annex I hereto (the "Partnership GP Interests"), constituting (together with EIPCC's interest in the Partnership GP) all the issued and outstanding partnership interests of the Partnership GP, free and clear of all Liens.

                    (b) As payment in full for the Partnership GP Interests being acquired by it from the Partnership GP Partners hereunder, and against delivery thereof as aforesaid, at the Third Closing, the Company shall issue to each of the Partnership GP Partners a number of shares of Company Common Stock equal to the Transferors' Number multiplied by the fraction set forth opposite such Partnership GP Partner's name on Annex I hereto.

                                  ARTICLE IV

                     THE OPERATING PARTNERSHIP GP EXCHANGE

                    Section 4.1  The Operating Partnership GP
          Exchange.

                    (a)  Upon the terms and subject to the
          conditions hereof, at the Fourth Closing (as hereinafter defined), the Company shall acquire from each of the Operating Partnership GP Partners, and each of such Operating Partnership GP Partners shall assign, transfer, convey and deliver to the Company, the partnership interests in the Operating Partnership GP owned by the Operating Partnership GP Partners, as set forth opposite the Operating Partnership GP Partners' names on Annex II hereto (the "Operating Partnership GP Interests"), constituting (together with EIPCC's interest in the Operating Partnership GP) all the issued and outstanding partnership interests of the Operating Partnership GP, free and clear of all Liens.

                    (b)  As payment in full for the Operating
          Partnership GP Interests being acquired by it from the Operating Partnership GP Partners hereunder, and against delivery thereof as aforesaid, at the Fourth Closing, the Company shall issue to each of the Operating Partnership GP Partners a number of shares of Company Common Stock equal to the Transferors' Number multiplied by the fraction set forth opposite such Operating Partnership GP Partners' name on Annex II hereto.

                                  ARTICLE V

                                  THE MERGER

                    Section 5.1 Formation of PTP. Upon the terms and subject to the conditions hereof, at the Fifth Closing (as hereinafter defined), a certificate of limited partnership (the "PTP Certificate of Limited Partnership") shall be duly prepared, executed and acknowledged by EIPCC, the general partner of PTP, and delivered to the Secretary of State of the State of Delaware, for filing, as provided in the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"). PTP shall be formed upon the filing of the PTP Certificate of Limited Partnership with the Secretary of State of the State of Delaware. PTP shall be formed by EIPCC, as general partner, and the Company as limited partner and shall be capitalized with $100 in capital, with $90 being contributed by the Company and $10 being contributed by EIPCC. PTP shall qualify as a partnership for federal income tax purposes.

                    Section 5.2  The Merger.  Upon the terms and
          subject to the conditions hereof, at the Fifth Closing, immediately following the consummation of the transactions set forth in Section 5.1 hereof a certificate of merger (the "Certificate of Merger") shall be duly prepared, executed and acknowledged by the Partnership, the surviving partnership in the Merger, and delivered to the Secretary of State of the State of Delaware, for filing, as provided in the DRULPA. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"). The partnership agreement of the Partnership, as in effect immediately prior to the Effective Time shall be the Partnership Agreement of the Partnership following the Effective Time unless and until amended in accordance with the terms thereof and applicable law.

                    Section 5.3 Effects of the Merger. The Merger shall have the effects set forth in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of PTP shall vest in the Partnership as the surviving Partnership in the Merger, and all debts, liabilities and duties of PTP shall become the debts, liabilities and duties of the Partnership. In addition, at the Effective Time, all outstanding Units (other than Units to be cancelled pursuant to Section 7.1(a) hereof, and other than Units as to which the holders thereof shall have exercised appraisal rights pursuant to Section 7.3 hereof, if any) will be converted into shares of Company Common Stock as provided in Article VII hereof; at the Effective Time, EIPCC's general partnership interest in PTP shall be converted into a limited partnership interest of 0.0001% in the Partnership and EIPCC s capital contribution to PTP shall be returned; and at the Effective Time, the Company's limited partnership interest in PTP shall be converted into a limited partnership interest in the Partnership and the Company s capital contribution to PTP shall be returned. The partnership interests of the Partnership GP in the Partnership and the partnership interests of the Company and EIPCC in the Partnership GP shall not be affected by the Merger.

                                  ARTICLE VI

                       THE OPERATING PARTNERSHIP MERGER

                    Section 6.1 The Operating Partnership Merger. Upon the terms and subject to the conditions hereof, at the Sixth Closing (as hereinafter defined), a certificate of merger (the "Operating Partnership Certificate of Merger") shall be duly prepared, executed and acknowledged by the Partnership, the surviving partnership in the Operating Partnership Merger, and delivered to the Secretary of State of the State of Delaware, for filing, as provided in the DRULPA. The Operating Partnership Merger shall become effective upon the filing of the Operating Partnership Certificate of Merger with the Secretary of State of the State of Delaware (the "Operating Partnership Effective Time"). The partnership agreement of the Partnership, as in effect immediately prior to the Operating Partnership Effective Time, shall be the Partnership Agreement of the Partnership following the Operating Partnership Effective Time unless and until amended in accordance with the terms thereof and applicable law.

                    Section 6.2  Effects of the Operating
          Partnership Merger. The Operating Partnership Merger shall have the effects set forth in the DRULPA. Without limiting the generality of the foregoing, and subject thereto, at the Operating Partnership Effective Time, all the properties, rights, privileges, powers and franchises of the Operating Partnership and the Operating Partnership GP shall vest in the Partnership, as the surviving partnership in the Operating Partnership Merger, and all debts, liabilities and duties of the Operating Partnership and the Operating Partnership GP shall become the debts, liabilities and duties of the Partnership. In addition, from and after the Operating Partnership Effective Time, all outstanding interests in the Operating Partnership shall be cancelled without consideration and cease to exist; and at the Operating Partnership Effective Time, (i) the Company s general partnership interest and limited partnership interest in the Operating Partnership GP shall be converted into a general partnership interest and a limited partnership interest in the Partnership; and (ii) EIPCC s general partnership interest in the Operating Partnership GP shall be converted into a limited partnership interest in the Partnership.

                                 ARTICLE VII

                      CONVERSION OF UNITS IN THE MERGER

                    Section 7.1  Conversion of Units.  As of the
          Effective Time, by virtue of the Merger and without any action on the part of the holder of any Units (each a "Unitholder"):

                    (a) Cancellation of Units held by the Company. All Units that are owned by the Company or any Subsidiary (as hereinafter defined) of the Company shall be cancelled and retired and shall cease to exist and no capital stock of the Company or other consideration shall be delivered in exchange therefor. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or other interests having by their terms ordinary voting power to elect or remove a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party together with its Subsidiaries.

                    (b)  Exchange Ratio for Units.  Each Unit
          issued and outstanding at the Effective Time (other than Units to be cancelled in accordance with Section 7.1(a) and other than Units as to which the holders thereof shall have exercised appraisal rights pursuant to Section
          7.3 hereof, if any) shall be converted into one (1) (the "Conversion Number") fully paid and nonassessable share of Company Common Stock (the "Conversion Consideration"). At the Effective Time, such Units shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such Units shall cease to have any rights with respect thereto, except the right to receive a certificate representing shares of Company Common Stock and Distributions (as defined in Section
          12.22 hereof).

                    Section 7.2  Exchange of Certificates.

                    (a)  Exchange Agent.   As of the Effective
          Time, the Company shall deposit with Norwest Bank, N.A. (the "Exchange Agent"), for the benefit of the holders of Units, for exchange in accordance with this Article VII, through the Exchange Agent, certificates representing the shares of Company Common Stock (such shares of Company Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to
          Section 7.1 in exchange for certificates which immediately prior to the Effective Time represented outstanding Units.

                    (b)  Exchange Procedures.  As soon as
          practicable after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Units (the "Certificates") whose Units were converted pursuant to
          Section 7.1 into shares of Company Common Stock (i) a letter of transmittal (which shall be in such form and have such provisions as the Company and the Partnership GP may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Company Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Company, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of shares of Company Common Stock which such holder has the right to receive pursuant to the provisions of this Article VII, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Units which is not registered in the transfer records of the Partnership, a certificate representing the proper number of shares of Company Common Stock may be issued to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer taxes have been paid. Until surrendered as contemplated by this Section 7.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Company Common Stock.

                    (c) Distributions with Respect to Unexchanged Units. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Company Common Stock which such holder is entitled to receive upon the surrender thereof in accordance with this Section 7.2 until the holder of record of such Certificate shall so surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing shares of Company Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Company Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to surrender payable with respect to such shares of Company Common Stock.

                    (d) No Further Ownership Rights in Units. All certificates representing shares of Company Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Units (except the right to receive previously declared but unpaid distributions from the Partnership), and there shall be no further registration of transfers on the transfer books of the Partnership of the Units which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Partnership or the Company for any reason, they shall be cancelled and exchanged as provided in this Article VII.

                    (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the Certificate holders for one year after the Effective Time shall be delivered to the Company, upon demand, and any Certificate holders who have not theretofore complied with this Article VII shall thereafter look only to the Company for payment of their claim for certificates representing shares of Company Common Stock and any dividends or distributions with respect to Company Common Stock.

                    (f)  No Liability.  None of the Company, the
          Partnership or any Partnership Entity shall be liable to any holder of Units, Certificates or Company Common Stock, as the case may be, for such securities (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                    Section 7.3 Procedures for Dissent by Record Holders of Units. (a) Notwithstanding anything in this Agreement to the contrary, Units that are outstanding immediately prior to the Effective Time and are held by Unitholders who did not vote for the Merger and who shall have delivered to the Executive Vice President, Finance and Administration, of the Company a written objection in accordance with clause (i) of Section 7.3(b) (each a "Dissenting Unitholder") shall not be deemed converted into the Conversion Consideration, but the Unitholders thereof shall be entitled to payment of the Fair Value (as defined below) of such Units in accordance with the provisions of Sections 7.3 and 7.4 hereof ("Appraisal Rights"); provided, however, that if the right of any Dissenting Unitholder to be paid the Fair Value of his or her Units shall cease in accordance with clause (iii) of
          Section 7.3(b) or otherwise, such Units shall be deemed to have been exchanged as of the Effective Time for the Conversion Consideration without interest thereon. Any Unitholder seeking Appraisal Rights must (A) hold his or her Units for which appraisal is sought on the Record Date, (B) continuously hold such Units through the Effective Time, and (C) otherwise comply with the following provisions of this Section 7.3. "Fair Value" as used herein shall mean, with respect the Units, the value thereof as of the day immediately preceding the Effective Time, excluding any appreciation or depreciation in such value arising from the accomplishment or expectation of the Merger or the Transactions.

                    (b) (i) A Unitholder who desires to exercise his or her right to dissent to the Merger (and thereby his Appraisal Rights) must be a holder of record on, and have filed with the Partnership on or before, the fifth day prior to the date of the Unitholders' meeting referred to in Section 12.6 hereof (the "Meeting Date"), a written objection to the Merger and a notice stating that the Unitholder's right to dissent will be exercised if the Merger is effected and giving the Unitholder's address, to which notice shall be delivered or mailed in that event. Such objection and notice must have (A) reasonably informed the Partnership of the identity of the Unitholder and that such Unitholder demands Appraisal Rights with respect to his or her Units and (B) be separate from any proxy relating to the Merger.

                         (ii)  If the Merger is effected, the
          Company shall, within 10 days after the Merger is effected, mail to each Unitholder of record at the Effective Time who filed an objection and notice pursuant to clause (i) of this Section 7.3(b) and did not vote in favor of the Merger written notice that the Merger has been effected (including the date thereof).

                         (iii)  Any Unitholder who (A) voted in
          favor of the Merger or delivered a proxy in favor of the Conversion or an unmarked proxy, or (B) failed to make the written objection and notice in accordance with clause (i) of this Section 7.3(b), shall not be entitled to Appraisal Rights but shall otherwise be bound by the Merger. Neither voting against, abstaining from voting, nor failing to vote on the Merger by any Unitholder, will constitute a demand by such Unitholder for Appraisal Rights within the meaning of Section 7.3(a) hereof or this Section 7.3(b).

                    (c)  At any time within 120 days after the
          Effective Time, any Dissenting Unitholder who has complied with the requirements of Section 7.3(b) hereof, upon written request, shall be entitled to receive from the Company a statement setting forth the aggregate number of Units not voted in favor of the Merger and with respect to which demands for Appraisal Rights have been received and the aggregate number of Unitholders who hold such Units. Such written statement shall be mailed to the requesting Dissenting Unitholder within 10 days after the later of his written request for such a statement is received by the Company and the expiration of the period for delivery of demands for appraisal.

                    (d) At any time within the period of 120 days after the Effective Time, any Dissenting Unitholder or the Company may file a petition in the Delaware Court of Chancery (the "Chancery Court") asking for a finding and determination of the Fair Value of the Dissenting Unitholder's Units. Upon the filing of any such petition by the Dissenting Unitholder, service of a copy thereof shall be made upon the Company, which shall, within 20 days after service, file in the office of the Register in Chancery of the Chancery Court in which such petition was filed (the "Register in Chancery") a duly verified list containing the names and addresses of all Unitholders who have demanded payment for their Units and not withdrawn such demand in accordance with Section 7.3(b) hereof. If the petition shall be filed by the Company, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Chancery Court, shall give notice of the time and place fixed for the hearing of the petition by certified or registered mail to the Company and to the Unitholders named on the list at the addresses therein stated. Such notice shall also be given by one or more publications, at least one week prior to the scheduled date of the hearing, in a newspaper of general circulation in the City of Wilmington, Delaware or such other publication as the Chancery Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Chancery Court, and the costs thereof shall be borne by the Company. All Dissenting Unitholders thus notified and the Company shall thereafter be bound by the final judgment of the Chancery Court.

                    (e)  At the hearing on the petition, the
          Chancery Court shall determine the Dissenting Unitholders who have complied with the provisions of this Section 7.3 and have become entitled to the valuation of and payment for their Units. After determining the Unitholders entitled to Appraisal Rights, the Chancery Court shall appraise the Units, determining their Fair Value, together with a fair rate of interest, if any, to be paid upon the amount determined to be the Fair Value. In determining such Fair Value, the Chancery Court shall take into account all relevant factors. In determining the fair rate of interest, the Chancery Court may consider all relevant factors, including the rate of interest which the Company would have had to pay to borrow money during the pendency of the proceeding. The Chancery Court shall have power to examine any of the books and records of the Company. Upon application by the Company or by any Unitholder entitled to participate in the proceeding, the Chancery Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the Unitholders entitled to an appraisal. Any Dissenting Unitholder whose name appears on the list filed by the Company pursuant to Section 7.3(d) may participate fully in all proceedings until it is finally determined that he or she is not entitled to Appraisal Rights under Section 7.3 and
          7.4 hereof.

                    (f) The Chancery Court shall by its judgment determine the Fair Value of the Units of the Dissenting Unitholders entitled to payment for their Units and shall direct the payment of that Fair Value, together with interest, if any, thereon, by the Company to the Dissenting Unitholders entitled to payment. Interest may be simple or compound, as the Chancery Court may direct. The Chancery Court's judgment shall be enforceable as other judgments in the Chancery Court. Upon payment of the judgment, the Dissenting Unitholders shall cease to have any interest in their Units or the Company. The costs of the proceeding shall be allotted between the parties in the manner that the Chancery Court determines to be equitable under the circumstances. Upon application of a Dissenting Unitholder, the Chancery Court may order all or a portion of the expenses incurred by any Dissenting Unitholder in connection with the proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the Units whose Fair Value is determined pursuant to the proceeding. In the absence of such a determination of assessment by the Chancery Court, each party shall bear his, her or its own expenses.

                    (g) Each Unit acquired by the Company pursuant to the payment of the judgment entered for the Fair Value of the Units, as provided in this Section 7.3, shall be cancelled and of no force or effect.

                    (h) The remedy provided by this Section 7.3 to a Dissenting Unitholder objecting to the Merger is the exclusive remedy for the recovery of the value of his or her Units or money damages to the Unitholder with respect to the Merger. If the Company complies with the requirements of this Section 7.3, any Dissenting Unitholder who fails to comply with the requirements of this Section 7.3 shall not be entitled to bring suit for the recovery of the value of his or her Units or money damages to the Dissenting Unitholder with respect to the Merger.

                    (i)  Without limitation of the generality of
          Section 7.3(c) hereof, if the Chancery Court shall refuse to recognize the rights and procedures set forth in Sections 7.3 and 7.4 hereof with respect to Dissenting Unitholders, or shall otherwise refuse to follow the procedures set forth in this Section 7.3 to be followed by it, then the Company within 45 days after learning of such refusal by the Chancery Court, shall make application to the American Arbitration Association ("AAA"), Philadelphia Branch, to select an independent appraiser (the "Special Appraiser") to determine the Fair Value of the Units held by all such Dissenting Unitholders. Within 30 days after the Company is notified of the selection of the Special Appraiser, the Company shall deliver or mail to each Dissenting Unitholder a written notice stating that a Special Appraiser has been selected in accordance with this
          Section 7.3(i) and specifying the name and address of the Special Appraiser. From and after the delivery or mailing of such notice, all petitions, lists and other documents that would have been filed under Section 7.3(d) or (e) hereof with the Register in Chancery and the Chancery Court shall be filed instead with the Special Appraiser. The Special Appraiser shall retain all such documents filed with him in clearly-identifiable files, shall maintain an index or log listing all such documents and the time and date on which they were filed, and shall make all such documents and files available to the Company and any Dissenting Unitholders during the same business hours as those that are maintained by the clerks of the Chancery Court. If any such documents shall have already been filed with the Register in Chancery and the Chancery Court, the Company, at its expense, shall obtain copies of such documents from the applicable clerk of the Chancery Court and shall file such copies with the Special Appraiser. The Special Appraiser shall give any notices that would have been given by the Chancery Court or its clerk pursuant to Sections 7.3(d), (e) and (f) hereof. The Special Appraiser shall perform the functions and take the actions that would have been performed and taken by the Chancery Court under Sections 7.3(d), (e) and (f) hereof. In doing so, the Special Appraiser shall follow the procedures set forth in such Sections as nearly as practicable. The Fair Value finally determined by the Special Appraiser shall be final and binding upon all such Dissenting Unitholders and the Company, and the other provisions of Sections 7.3 and 7.4 hereof with respect to the effect of such determination and the rights of Dissenting Unitholders (including, without limitation, pursuant to Section 7.3(h) hereof) shall be applicable as nearly as practicable. Should the Special Appraiser die or become unable or unwilling to serve, the Company shall promptly make application to the AAA for selection of a substitute Special Appraiser, who shall have the same powers and duties as the original Special Appraiser and who shall obtain from the original Special Appraiser (or his estate) all documents and files pertaining to the Merger.

                    Section 7.4  Provisions Affecting Remedies of
          Dissenting Unitholders.

                    (a)  Subject to the right of a Dissenting
          Unitholder pursuant to Section 7.4(b) hereof to withdraw his or her demand for payment, from and after the Effective Time, any Dissenting Unitholder who has demanded payment for his or her Units in accordance with
          Section 7.3 shall not thereafter be entitled to vote, to exercise any other rights of a Unitholder or to receive payment of any distributions with respect thereto, except the right to receive payment for his or her Units pursuant to the provisions of Section 7.3 hereof, the right to receive distributions payable to the Dissenting Unitholders on or prior to the Effective Date and the right to maintain an appropriate action to obtain relief on the grounds that the Merger would be or was fraudulent or unfair, and the respective Units for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of Unitholders.

                    (b) Any Dissenting Unitholder who has demanded payment for his or her Units in accordance with Section
          7.3 hereof may withdraw such demand by delivering to the Company a written notice of such withdrawal and a consent to the Merger; provided that (i) no such demand may be withdrawn after payment for his or her Units and (ii) any such notice of withdrawal delivered later than 30 days after the Effective Time shall not be effective without the consent of the Company; provided, further, that if any such notice of withdrawal is delivered after any petition has been filed pursuant to Section 7.3 hereof asking for a finding and determination of the Fair Value of such Units, dismissal of the appraisal proceeding with respect to such Units shall be subject to approval by the Chancery Court or, if applicable, the Special Appraiser. If, however, such demand shall be withdrawn as hereinbefore provided, or if no petition asking for a finding and determination of Fair Value of such Units by the Chancery Court shall have been filed within the time provided in Section 7.3 hereof, or if after the hearing of a petition filed pursuant to Section 7.3 hereof, the Chancery Court shall determine that such Unitholder is not entitled to the relief provided by Section 7.3 hereof, then, in any such case, such Unitholder and all persons claiming under him or her shall be bound by the Merger and entitled to receive the Conversion Consideration, the right of such Unitholder to be paid the Fair Value of his or her Units shall cease, and his or her status as a Unitholder of Units exchanged in the Merger shall be restored without prejudice to any proceedings that may have been taken by the Company during the interim, and such Unitholder shall be entitled to receive any distributions made with respect to such Conversion Consideration in the interim.

                    (c)  The provisions of Sections 7.3 and 7.4
          hereof relating to the procedures to be followed to determine the Fair Value of the Units shall be conformed as nearly as practicable to the procedure required to be followed in connection with the exercise of dissenters' rights by a stockholder of a corporation formed under the DGCL as set forth in Section 262 of the DGCL. In the event that such procedures cannot be followed, then the Company shall implement alternative procedures designed to produce results substantially similar to those that would be effected if Section 262 of the DGCL applied to the Merger.

                                 ARTICLE VIII

                                 THE CLOSINGS

                    Section 8.1  The Closings.  Each of the
          Transactions set forth herein and each of the closings of such Transactions as set forth below are contingent upon, and shall not be consummated unless, all of the Transactions set forth herein and all of the closings of such Transactions as set forth below are consummated as provided herein.

                    (a) Upon the terms and conditions hereof, the closing of the transactions contemplated by Article I hereof (the "First Closing") shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, NY 10017 (the "Place of Closing") at 10:00 a.m., New York City time, on the Meeting Date, or at such other date, time and place as the Company and the Partnership GP shall agree (the "Closing Date").

                    (b)  The closing of the transactions
          contemplated by Article II hereof (the "Second Closing") shall take place at the Place of Closing on the Closing
          Date promptly following consummation of the First
          Closing.

                    (c)  The closing of the transactions
          contemplated by Article III hereof (the "Third Closing") shall take place at the Place of Closing on the Closing
          Date promptly following consummation of the Second
          Closing.

                    (d)  The closing of the transactions
          contemplated by Article IV hereof (the "Fourth Closing") shall take place at the Place of Closing on the Closing
          Date promptly following consummation of the Third
          Closing.

                    (e)  The closing of the transactions
          contemplated by Article V hereof (the "Fifth Closing") shall take place at the Place of Closing on the Closing
          Date promptly following consummation of the Fourth
          Closing.

                    (f)  The closing of the transactions
          contemplated by Article VI hereof (the "Sixth Closing") shall take place at the Place of Closing on the Closing
          Date promptly following consummation of the Fifth
          Closing.

                    Section 8.2 Deliveries at the First Closing. At the First Closing, EIPCC shall cause the PICC Merger to become effective pursuant to Article I hereof, and shall execute, deliver and file, or cause to be executed, delivered and filed, all such other documents, instruments or writings required to effect the PICC Merger, required to be delivered pursuant to this Agreement or otherwise required in connection herewith.

                    Section 8.3  Deliveries at the Second Closing.

                    (a)  At the Second Closing, the EIPCC
          Stockholders shall deliver or cause to be delivered
          (unless previously delivered) the following to the
          Company:

                         (i)  stock certificates representing the
          EIPCC Common Stock accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer, with all necessary transfer tax and other revenue stamps affixed thereto;

                         (ii)  the stock books, stock ledgers,
          minute books and corporate seal of EIPCC and PICC;

                         (iii)  written resignations of all
          directors and officers of EIPCC and PICC; and

                         (iv)  all other documents, instruments and
          writings required to be delivered by the EIPCC
          Stockholders to the Company pursuant to this Agreement or otherwise required in connection herewith.

                    (b) At the Second Closing, the Company shall deliver or cause to be delivered (unless previously delivered) the following to the EIPCC Stockholders:

                         (i)  one or more unlegended certificates,
          in definitive form and registered in the names of the EIPCC Stockholders or their assignees, representing the shares of the Company Common Stock to be issued to them pursuant to Section 2.1(b) hereof; provided, that, in the event any transfer or other taxes become payable by reason of the issuance of any certificate representing Company Common Stock in any name other than that of a EIPCC Stockholder, such assignee must pay such tax to the Company or must establish to the satisfaction of the Company that such tax has been paid or is not payable; and

                         (ii)  all other documents, instruments and
          writings required to be delivered by the Company to the EIPCC Stockholders pursuant to this Agreement or otherwise required in connection herewith.

                    Section 8.4  Deliveries at the Third Closing.

                    (a) At the Third Closing, the Partnership GP Partners shall deliver or cause to be delivered (unless previously delivered) to the Company duly executed assignments of the Partnership GP Interests; and EIPCC shall deliver to the Company, (i) written resignations of all directors and officers of the Partnership GP (or of the individuals holding similar offices or performing comparable functions at the Partnership GP); and (ii) all other documents, instruments and writings required to be delivered by the Partnership GP Partners to the Company pursuant to this Agreement or otherwise required in connection herewith.

                    (b)  At the Third Closing, the Company shall
          deliver or cause to be delivered (unless previously delivered) the following to the Partnership GP Partners:

                         (i)  one or more unlegended certificates,
          in definitive form and registered in the names of the Partnership GP Partners or their assignees, representing the shares of Company Common Stock to be issued to them pursuant to Section 3.1(b) hereof; provided, that, in the event any transfer or other taxes become payable by reason of the issuance of any certificate representing Company Common Stock in any name other than that of a Partnership GP Partner, such assignee must pay such tax to the Company or must establish to the satisfaction of the Company that such tax has been paid or is not payable; and

                         (ii)  all other documents, instruments and
          writings required to be delivered by the Company, to the Partnership GP Partners pursuant to this Agreement or otherwise required in connection herewith.

                    Section 8.5  Deliveries at the Fourth Closing.

                    (a)  At the Fourth Closing, the Operating
          Partnership GP Partners shall deliver or cause to be delivered (unless previously delivered) to the Company duly executed assignments of the Operating Partnership GP Interests; and EIPCC shall deliver to the Company (i) written resignations of all directors and officers of the Operating Partnership GP (or of the individuals holding similar offices or performing comparable functions at the Operating Partnership GP); and (ii) all other documents, instruments and writings required to be delivered by the Operating Partnership GP Partners to the Company pursuant to this Agreement or otherwise required in connection herewith.

                    (b) At the Fourth Closing, the Company shall deliver or cause to be delivered (unless previously delivered) the following to the Operating Partnership GP
          Partners:

                         (i)  one or more unlegended certificates,
          in definitive form and registered in the names of the Operating Partnership GP Partners or their assignees, representing the shares of Company Common Stock to be issued to them pursuant to Section 4.1(b) hereof; provided, that, in the event any transfer or other taxes become payable by reason of the issuance of any certificate representing Company Common Stock in any name other than that of a Operating Partnership GP Partner, such assignee must pay such tax to the Company or must establish to the satisfaction of the Company that such tax has been paid or is not payable; and

                         (ii)  all other documents, instruments and
          writings required to be delivered by the Company, to the Operating Partnership GP Partners pursuant to this
          Agreement or otherwise required in connection herewith.

                    Section 8.6  Deliveries at the Fifth Closing.

                    (a)  At the Fifth Closing, the Company and
          EIPCC shall execute, deliver and file, or cause to be executed, delivered and filed, all such documents, instruments or writings required to effect the formation of PTP as set forth in Section 5.1 hereof, required to be delivered pursuant to this Agreement or otherwise required in connection herewith.

                    (b)  At the Fifth Closing, immediately
          following consummation of the deliveries set forth in clause (a) above, the Partnership shall cause the Merger to become effective pursuant to Article V hereof, and shall execute, deliver and file, or cause to be executed, delivered and filed, all such other documents, instruments or writings required to effect the Merger, required to be delivered pursuant to this Agreement or otherwise required in connection herewith, and shall return the Company s and EIPCC s capital contributions in PTP.

                    Section 8.7 Deliveries at the Sixth Closing. At the Sixth Closing, the Partnership shall cause the Operating Partnership Merger to become effective pursuant to Article VI hereof, and shall execute, deliver and file, or cause to be executed, delivered and filed, all such other documents, instruments or writings required to effect the Operating Partnership Merger, required to be delivered pursuant to this Agreement or otherwise required in connection herewith.

                                  ARTICLE IX

                              JOINT AND SEVERAL
                      REPRESENTATIONS AND WARRANTIES OF
                         CERTAIN PARTNERSHIP ENTITIES

                    The Partnership, the Operating Partnership, the Partnership GP, the Operating Partnership GP, PICC, EIPCC and Victor K. Atkins, Jr., as general partner of the Partnership GP and the Operating Partnership GP, jointly and severally represent and warrant to the Company as follows:

                    Section 9.1  Organization.  Each of the
          Partnership and the Operating Partnership is a limited partnership duly organized, validly existing and in good standing under the limited partnership laws of the jurisdiction of its organization and has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect on the Partnership and the Operating Partnership taken as a whole. As used in this Agreement, any reference to any event, change or effect being material or having a material adverse effect on or with respect to an entity (or group of entities taken as a whole) means such event, change or effect is materially adverse to the business, properties, assets, results of operations, financial condition or prospects of such entity (or such group of entities taken as a whole) or the ability of such entity (or such group of entities) to consummate any of the Transactions in accordance with this Agreement.

                    Section 9.2  Capitalization.  As of the date
          hereof, (a)(i) 16,010,441 Units are issued and outstanding and (ii) the Partnership GP is the sole general partner in the Partnership and (b)(i) all the limited partnership interests in the Operating Partnership are validly issued and owned by the Partnership free and clear of all Liens and (ii) the Operating Partnership GP is the sole general partner in the Operating Partnership. As of the date hereof 534,503 Units were reserved for issuance upon the exercise of rights ("First Rights") pursuant to the Operating Partnership's 1987 Employee Ownership Plan (the "Employee Plan") and 1987 Management Ownership Plan (the "Management Plan" and together with the Employee Plan, the "Partnership Plans") and First Rights in respect of 312,500 Units have been granted and are outstanding. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) ("Voting Debt") of the Partnership or the Operating Partnership are issued or outstanding. Except as set forth above, there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued Units or other partnership interests or Voting Debt of the Partnership or the Operating Partnership or obligating the Partnership or the Operating Partnership to issue, transfer or sell or cause to be issued, transferred or sold any Units or other partnership interests or Voting Debt of, or other equity interests in, the Partnership or the Operating Partnership or securities convertible into or exchangeable for such Units or other partnership interests or equity interests or obligating the Partnership or the Operating Partnership to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment. There are no outstanding contractual obligations of the Partnership or the Operating Partnership to repurchase, redeem or otherwise acquire any Units or other partnership interests of the Partnership or the Operating Partnership.

                    Section 9.3  Authority.  Each of the
          Partnership and the Operating Partnership has the requisite partnership power and authority to execute and deliver this Agreement and to consummate the Transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of the proposal to effect the Conversion (the "Conversion Proposal") by the required vote of the Unitholders). The execution, delivery and performance of this Agreement by each of the Partnership and the Operating Partnership and the consummation by the Partnership and the Operating Partnership of the Transactions contemplated hereby have been duly authorized by all necessary partnership action on the part of the Partnership and the Operating Partnership and no other partnership action on the part of the Partnership or the Operating Partnership is necessary to authorize this Agreement or to consummate the Transactions so contemplated (other than, with respect to the Merger, the approval and adoption of the Conversion Proposal by the required vote of the Unitholders). This Agreement has been duly executed and delivered by the Partnership and the Operating Partnership.

                                  ARTICLE X

                         SEVERAL REPRESENTATIONS AND
                  WARRANTIES OF CERTAIN PARTNERSHIP ENTITIES

                    Section 10.1 Representations and Warranties of the EIPCC Stockholders. Mr. Atkins represents and warrants to the Company with respect to clauses (a), (b),
          (c)(ii), (d) (to the extent applicable to EIPCC or PICC),
          (e) and (g) of this Section 10.1 and each of the EIPCC Stockholders severally and not jointly represents and warrants to the Company with respect to clauses (c)(i),
          (d) (to the extent applicable to the EIPCC Stockholders) and (f) of this Section 10.1, as follows:

                    (a) Organization. Each of EIPCC and PICC is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect on EIPCC and PICC. The EIPCC Stockholders will provide the Company with true and correct copies of the Certificate of Incorporation and By-laws of EIPCC and PICC, together with all amendments thereto.

                    (b)  Capitalization.  As of the date hereof,
          (i) the issued and outstanding capital stock of EIPCC consists of 70 shares of EIPCC Common Stock, and (ii) all of the issued and outstanding capital stock of PICC (the "PICC Common Stock") is owned beneficially and of record by EIPCC. No Voting Debt of EIPCC or PICC is issued or outstanding. Except for this Agreement, there are no options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued capital stock or Voting Debt of EIPCC or PICC or obligating EIPCC or PICC to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity or partnership interests in, EIPCC or PICC or of any of their Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligating EIPCC or PICC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment.

                    (c) Authority. (i) Such EIPCC Stockholder has the requisite power and authority and full legal capacity to execute, deliver and perform this Agreement and to consummate the Transactions contemplated hereby. This Agreement has been duly executed and delivered by such EIPCC Stockholder and assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such EIPCC Stockholder enforceable against such person in accordance with its terms.

                         (ii) Each of EIPCC and PICC has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of EIPCC and PICC and the consummation by each of EIPCC and PICC of the Transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of EIPCC and PICC and no other corporate proceedings on the part of EIPCC or PICC is necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by each of EIPCC and PICC and assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of EIPCC and PICC enforceable against it in accordance with its terms.

                    (d)  Consents and Approvals; No Violations.
          Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or blue sky laws, the HSR Act, the DGCL, the DRULPA, the laws of other states in which EIPCC is qualified to do or is doing business, neither the execution, delivery or performance of this Agreement by such EIPCC Stockholder nor the consummation by such EIPCC Stockholder of the transactions contemplated hereby nor compliance by such EIPCC Stockholder with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws of EIPCC, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on such EIPCC Stockholder, EIPCC or PICC), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which such EIPCC Stockholder, EIPCC or PICC is a party or by which any of them or any of their properties or assets may be bound or
          (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such EIPCC Stockholder, EIPCC or PICC, except, in the case of clauses (iii) or (iv), for violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on such EIPCC Stockholder, EIPCC or PICC; provided, however, the representations in this clause (d) shall apply to the EIPCC Stockholders in their individual capacity only and shall not be deemed to apply to such EIPCC Stockholders in any other capacity.

                    (e) Subsidiaries; Units. (i) Other than PICC, the Operating Partnership GP, the Operating Partnership and wholly owned Subsidiaries of the Operating Partnership, EIPCC has no Subsidiaries. EIPCC owns its direct and indirect interests in PICC, the Operating Partnership GP and the Operating Partnership free and clear of any and all Liens. EIPCC does not own, and prior to the Effective Time will not acquire, any Units.

                         (ii) Other than the Operating Partnership
          GP and the Operating Partnership and wholly owned Subsidiaries of the Operating Partnership, PICC has no Subsidiaries. PICC owns its general partnership interest in the Operating Partnership GP free and clear of any and all Liens. PICC does not own, and prior to the Effective Time will not acquire, any Units.

                    (f)  Ownership of Shares; Title.  Such EIPCC
          Stockholder is the owner of record and beneficially of the shares of EIPCC Common Stock set forth opposite such EIPCC Stockholder's name on Annex III hereto. Such EIPCC Stockholder has not received any notice of any adverse claim to the ownership of any such EIPCC Common Stock and does not have any reason to know of any such adverse claim that may be justified. On the Closing Date, such EIPCC Stockholder shall have good and transferable title to the EIPCC Common Stock set forth opposite such EIPCC Stockholder's name on Annex III hereto, free and clear of all Liens. The delivery of certificates for the EIPCC Common Stock owned by such EIPCC Stockholder to the Company pursuant to this Agreement will transfer to the Company good and transferable title to the EIPCC Common Stock set forth opposite such EIPCC Stockholder's name on Annex III hereto free and clear of all Liens.

                    (g) No Liabilities. (i) EIPCC has not engaged in any business or activity of any kind, or entered into any agreement or arrangement with any person or entity, except, in each case, in connection with its ownership of 100% of the capital stock of PICC and serving as managing general partner of the Partnership GP. EIPCC has not incurred, directly or indirectly, any liabilities or obligations, except for liabilities or obligations incurred by EIPCC acting in its capacity as managing general partner of the Partnership GP (such liabilities being referred to as "Partnership GP Liabilities").

                         (ii) PICC has not engaged in any business or activity of any kind, or entered into any agreement or arrangement with any person or entity except, in each case, in connection with serving as a general partner of the Operating Partnership GP. PICC has not incurred, directly or indirectly, any liabilities or obligations, except for liabilities or obligations incurred by PICC acting in its capacity as general partner of the Operating Partnership GP (such liabilities being herein referred to as "Operating Partnership GP Liabilities").

                    Section 10.2 Representations and Warranties of the Partnership GP Partners. Mr. Atkins represents and warrants to the Company with respect to clauses (a), (b),
          (d) (to the extent applicable to the Partnership GP), (e) and (g) of this Section 10.2 and each of the Partnership GP Partners severally and not jointly represents and warrants to the Company with respect to clauses (c), (d) (to the extent applicable to such Partnership GP Partner) and (f) of this Section 10.2, as follows:

                    (a)  Organization.  The Partnership GP is a
          limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect on the Partnership GP.
          The Partnership GP will provide the Company with true and correct copies of the partnership agreement and certificate of limited partnership of the Partnership GP, together with all amendments thereto.

                    (b) Capitalization. Annex I hereto sets forth all of the outstanding Partnership GP Interests. No Voting Debt of the Partnership GP is issued or outstanding. Except for this Agreement, there are no options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued partnership interests or Voting Debt of the Partnership GP or obligating the Partnership GP to issue, transfer or sell or cause to be issued, transferred or sold any partnership interests or Voting Debt of, or other equity interests in, the Partnership GP or of any of its Subsidiaries or securities convertible into or exchangeable for such partnership interests or equity interests or obligating the Partnership GP to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment.

                    (c)  Authority.  Such Partnership GP Partner
          has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the Transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Partnership GP Partner and the consummation of the Transactions contemplated hereby, have been duly authorized by all necessary action on the part of such Partnership GP Partner, as applicable, and no other action on the part of such Partnership GP Partner is necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by such Partnership GP Partner and assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such Partnership GP Partner enforceable against it in accordance with its terms.

                    (d)  Consents and Approvals; No Violations.
          Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or blue sky laws, the HSR Act, the DGCL, the DRULPA, the laws of other states in which the Partnership GP is qualified to do or is doing business, neither the execution, delivery or performance of this Agreement by such Partnership GP Partner nor the consummation by such Partnership GP Partner of the transactions contemplated hereby nor compliance by such Partnership GP Partner with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the partnership agreement of the Partnership GP or such Partnership GP Partner, as applicable, or the certificate of incorporation or by-laws of such Partnership GP Partner, as applicable, (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on such Partnership GP Partner or the Partnership GP), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which such Partnership GP Partner or the Partnership GP is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Partnership GP Partner or the Partnership GP, except, in the case of clauses (iii) or (iv), for violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on such Partnership GP Partner or the Partnership GP; provided, however, the representations in this clause (d) shall apply to the Partnership GP Partners in their individual capacity only and shall not be deemed to apply to such Partnership GP Partners in any other capacity.

                    (e)  Subsidiaries; Units.  Other than the
          Partnership, the Operating Partnership and wholly owned Subsidiaries of the Operating Partnership, the Partnership GP has no Subsidiaries. The Partnership GP owns its partnership interest in the Partnership free and clear of any and all Liens. The Partnership GP does not own, and prior to the Effective Time will not acquire, any Units.

                    (f) Ownership of Partnership Interests; Title. Such Partnership GP Partner is the owner of record and beneficially of the Partnership GP Interests set forth opposite such Partnership GP Partner's name on Annex I hereto. Such Partnership GP Partner has not received any notice of any adverse claim to the ownership of any such Partnership GP Interests and does not have any reason to know of any such adverse claim that may be justified. On the Closing Date, such Partnership GP Partner shall have good and transferable title to the Partnership GP Interests set forth opposite such Partnership GP Partner's name on Annex I hereto, free and clear of all Liens. The delivery of assignments for the Partnership GP Interests owned by such Partnership GP Partners to the Company pursuant to this Agreement will transfer to the Company good and transferable title to the Partnership GP Interests set forth opposite such Partnership GP Partner's name on Annex I hereto free and clear of all Liens.

                    (g)  No Liabilities.  The Partnership GP has
          not engaged in any business or activity of any kind, or entered into any agreement or arrangement with any person or entity, except in each case in connection with serving as the general partner of the Partnership. The Partnership GP has not incurred, directly or indirectly, any liabilities or obligations, except for liabilities or obligations incurred by the Partnership GP acting in its capacity as general partner of the Partnership (such liabilities being herein referred to as "Partnership Liabilities").

                    Section 10.3 Representations and Warranties of the Operating Partnership GP Partners. Mr. Atkins represents and warrants to the Company with respect to clauses (a), (b), (d) (to the extent applicable to the Operating Partnership GP), (e) and (g) of this Section
          10.3 and each of the Operating Partnership GP Partners severally and not jointly represents and warrants to the Company with respect to clauses (c), (d) (to the extent applicable to such Operating Partnership GP Partner) and
          (f) of this Section 10.3, as follows:

                    (a) Organization. The Operating Partnership GP is a limited partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect on the Operating Partnership GP. The Operating Partnership GP will provide the Company with true and correct copies of the partnership agreement and certificate of limited partnership of the Operating Partnership GP, together with all amendments thereto.

                    (b)  Capitalization.  Annex II hereto sets
          forth all of the outstanding Operating Partnership GP Interests. No Voting Debt of the Operating Partnership GP is issued or outstanding. Except for this Agreement, there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued partnership interests or Voting Debt of the Operating Partnership GP or obligating the Operating Partnership GP to issue, transfer or sell or cause to be issued, transferred or sold any partnership interests or Voting Debt of, or other equity interests in, the Operating Partnership GP or of any of its Subsidiaries or securities convertible into or exchangeable for such partnership interests or equity interests or obligating the Operating Partnership GP to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment.

                    (c) Authority. Such Operating Partnership GP Partner has the requisite power and authority to execute, deliver and perform this Agreement and to consummate the Transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Operating Partnership GP Partner and the consummation of the Transactions contemplated hereby, have been duly authorized by all necessary action on the part of such Operating Partnership GP Partner, as applicable, and no other action on the part of such Operating Partnership GP Partner is necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by such Operating Partnership GP Partner and assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such Operating Partnership GP Partner enforceable against it in accordance with its terms.

                    (d)  Consents and Approvals; No Violations.
          Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or blue sky laws, the HSR Act, the DGCL, the DRULPA, the laws of other states in which the Operating Partnership GP is qualified to do or is doing business, neither the execution, delivery or performance of this Agreement by such Operating Partnership GP
          Partner nor the consummation by such Operating
          Partnership GP Partner of the transactions contemplated hereby nor compliance by the Operating Partnership GP Partner with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the partnership agreement of the Operating Partnership GP, or the certificate of incorporation or by-laws of such Operating Partnership GP Partner, as applicable,
               (ii) require any filing with, or permit, authorization, consent or approval of, any Governmental Entity (except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings would not have a material adverse effect on such Operating Partnership GP Partner or the Operating Partnership GP),
               (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which such Operating Partnership GP Partner or the Operating Partnership GP is a party or by which any of them or any of their properties or assets may be bound or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Operating Partnership GP Partner or the Operating Partnership GP, except, in the case of clauses (iii) or (iv), for violations, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on such Operating Partnership GP Partner or the Operating Partnership GP; provided, however, the representations in this clause (d) shall apply to the Operating Partnership GP Partners in their individual capacity only and shall not be deemed to apply to such Operating Partnership GP Partners in any other capacity.

                         (e)  Subsidiaries; Units.  Other than the
               Operating Partnership and wholly owned Subsidiaries of the Operating Partnership, the Operating Partnership GP has no Subsidiaries. The Operating Partnership GP owns its general partnership interest in the Operating Partnership free and clear of any and all Liens. The Operating Partnership GP does not own, and prior to the Effective Time will not acquire, any Units.

                         (f) Ownership of Partnership Interests; Title. Such Operating Partnership GP Partner is the owner of record and beneficially of the Operating Partnership GP Interests set forth opposite such Operating Partnership GP Partner's name on Annex II hereto. Such Operating Partnership GP Partner has not received any notice of any adverse claim to the ownership of any such Operating Partnership GP Interests and does not have any reason to know of any such adverse claim that may be justified. On the Closing Date, such Operating Partnership GP Partner shall have good and transferable title to the Operating Partnership GP Interests set forth opposite such Operating Partnership GP Partner's name on Annex II hereto, free and clear of all Liens. The delivery of assignments for the Operating Partnership GP Interests owned by such Operating Partnership GP Partner to the Company pursuant to this Agreement will transfer to the Company good and transferable title to the Operating Partnership GP Interest set forth opposite such Operating Partnership GP Partner's name on Annex II hereto, free and clear of all Liens.

                         (g) No Liabilities. The Operating Partnership GP has not engaged in any business or activity of any kind, or entered into any agreement or arrangement with any person or entity, except, in each case, in connection with serving as the general partner of the Operating Partnership. The Operating Partnership GP has not incurred, directly or indirectly, any liabilities or obligations, except for liabilities or obligations incurred by the Operating Partnership GP acting in its capacity as general partner of the Operating Partnership (such liabilities being herein referred to as "Operating Partnership Liabilities").

                                       ARTICLE XI

                     REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                         The Company represents and warrants to the
               Partnership Entities as follows:

                         Section 11.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as contemplated to be conducted following the Conversion, except where the failure to be so organized, existing and in good standing or to have such power and authority would not have a material adverse effect on the Company.

                         Section 11.2 Capitalization. As of the date hereof, the authorized capital stock of the Company consists of: (i) 80,000,000 shares of Company Common Stock, of which 3,000 shares were issued and outstanding and none of which were held in treasury; and (ii) 20,000,000 shares of preferred stock, par value $.01 per share, none of which are issued and outstanding. All the outstanding shares of the Company's capital stock are, and all shares of Company Common Stock which are to be issued to Unitholders pursuant to the Merger or issued to the Transferors pursuant to the Transactions set forth in this Agreement, or which may be issued pursuant to the Partnership Plans after the Merger will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights in respect thereto. No Voting Debt of the Company is issued or outstanding. Except as set forth above and except for shares of Company Common Stock that may be issued pursuant to the Partnership Plans and except for this Agreement, there are no existing options, warrants, calls, subscriptions or other rights or other agreements or commitments of any character relating to the issued or unissued capital stock or Voting Debt of the Company or obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interests in, the Company or securities convertible into or exchangeable for such shares or equity interests or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement or commitment.

                         Section 11.3 Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other Transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly executed and delivered by the Company and assuming this Agreement constitutes a valid and binding obligation of the Partnership Entities, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms.

                         Section 11.4 No Activity. The Company has not engaged in any business or activity of any kind, or entered into any agreement or arrangement with any person or entity or incurred, directly or indirectly, any material liabilities or obligations, except in connection with its incorporation and capitalization, the Merger and the other Transactions and the negotiation of this Agreement. The Company owns at least 3,000 Units.

                                      ARTICLE XII

                                       COVENANTS

                         Section 12.1  Conduct of Business of Certain
               Partnership Entities.

                         (a)  Conduct of Business of the Operating
               Partnership and the Partnership. Except as contemplated by this Agreement and the transactions contemplated hereby, or with the prior written consent of the Company, and subject to the provisions of Section 16.1 hereof, during the period from the date of this Agreement to the Effective Time, the Operating Partnership and the Partnership each will conduct its operations only in the ordinary and usual course of business consistent with past practice and not take any action that would or is reasonably likely to result in any of the conditions to the Transactions set forth in Article XIII not being satisfied or would materially impair the ability of such party to consummate any of the Transactions in accordance with the terms hereof or materially delay such consummation.

                         (b)  Conduct of Business of PICC and EIPCC.
               Except as contemplated by this Agreement and the transactions contemplated hereby, or with the prior written consent of the Company, during the period from the date of this Agreement to the Effective Time, the EIPCC Stockholders will not, directly or indirectly, sell, transfer, pledge or otherwise convey all or any part of their interest in EIPCC or PICC, or take any action that would or is reasonably likely to result in any of the conditions to the Transactions set forth in
               Article XIII not being satisfied or would materially impair the ability of such party to consummate any of the Transactions in accordance with the terms hereof or materially delay such consummation. Except as otherwise expressly provided in this Agreement and the transactions contemplated hereby, EIPCC and PICC, prior to the Effective Time, without the prior written consent of the Company, will not:

                              (i)  adopt any amendment to its
               certificate of incorporation or by-laws;

                              (ii)  issue, reissue, sell, deliver or
               pledge or authorize or propose the issuance, reissuance, sale, delivery or pledge of additional shares of capital stock of any class or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any of the foregoing;

                              (iii)  adjust, split, combine, subdivide,
               reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock or any of its other securities; or

                              (iv)  sell, lease, transfer, pledge or
               dispose of EIPCC's interest in PICC or PICC's interest in the Operating Partnership GP.

                              (c)  Conduct of Business of the
               Partnership GP. Except as contemplated by this Agreement and the transactions contemplated hereby, or with the prior written consent of the Company, during the period from the date of this Agreement to the Effective Time, the Partnership GP Partners will not, directly or indirectly, sell, transfer, pledge or otherwise convey all or any part of their interest in the Partnership GP, or take any action that would or is reasonably likely to result in any of the conditions to the Transactions set forth in Article XIII not being satisfied or would materially impair the ability of such party to consummate any of the Transactions in accordance with the terms hereof or materially delay such consummation. Except as otherwise expressly provided in this Agreement and the transactions contemplated hereby, the Partnership GP, prior to the Effective Time, without the prior written consent of the Company, will not:

                              (i)  adopt any amendment to its
               partnership agreement;

                              (ii)  issue, reissue, sell, deliver or
               pledge or authorize or propose the issuance, reissuance, sale, delivery or pledge of additional Units or other partnership interests, or securities convertible into Units or other partnership interests, or any rights, warrants or options to acquire any of the foregoing;

                              (iii)  adjust, split, combine, subdivide,
               reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any Units or other partnership interests or any of its other securities; or

                              (iv)  sell, lease, transfer, pledge or
               dispose of the Partnership GP's interest in the Partnership.

                         (d)  Conduct of Business of the Operating
               Partnership GP. Except as contemplated by this Agreement and the transactions contemplated hereby, or with the prior written consent of the Company, during the period from the date of this Agreement to the Effective Time, the Operating Partnership GP Partners will not, directly or indirectly, sell, transfer, pledge or otherwise convey all or any part of their interest in the Operating Partnership GP, or take any action that would or is reasonably likely to result in any of the conditions to the Transactions set forth in Article XIII not being satisfied or would materially impair the ability of such party to consummate any of the Transactions in accordance with the terms hereof or materially delay such consummation. Except as otherwise expressly provided in this Agreement and the transactions contemplated hereby, the Operating Partnership GP, prior to the Effective Time, without the prior written consent of the Company, will not:

                              (i)  adopt any amendment to its
               partnership agreement;

                              (ii)  issue, reissue, sell, deliver or
               pledge or authorize or propose the issuance, reissuance, sale, delivery or pledge of additional Units or other partnership interests, or securities convertible into Units or other partnership interests, or any rights, warrants or options to acquire any of the foregoing;

                              (iii)  adjust, split, combine, subdivide,
               reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any Units or other partnership interests or any of its other securities; or

                              (iv)  sell, lease, transfer, pledge or
               dispose of its interest in the Operating Partnership.

                         Section 12.2  Conduct of Business of the
               Company. Prior to the Effective Time, the Company shall not engage in any business or activity other than in connection with, or in furtherance of, its capitalization, the consummation of the Transactions contemplated hereby and the Conversion generally.

                         Section 12.3 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement including, without limitation, (i) the prompt preparation and filing with the SEC of the S-4 and the Proxy Statement, (ii) such actions as may be required to have the S-4 declared effective under the Securities Act and to have the Proxy Statement cleared by the SEC, in each case as promptly as practicable, including by consulting with each other as to, and responding promptly to, any SEC comments with respect thereto, and (iii) such actions as may be required to be taken under applicable state securities or Blue Sky laws in connection with the issuance of shares of Company Common Stock contemplated hereby. Each party shall promptly consult with the other with respect to, provide any necessary information with respect to and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. In addition, if at any time prior to the Effective Time any event or circumstances relating to any of the parties hereto, or any of their respective officers, directors, or general partners, should be discovered by the party hereto, and which should be set forth in an amendment or supplement to the S-4 or the Proxy Statement, the discovering party shall promptly inform the other parties of such event or circumstance.

                         Section 12.4  Letter of the Partnership's
               Accountants. The Partnership shall use its reasonable best efforts to cause to be delivered to the Partnership and the Company a letter of McGladrey & Pullen, the Partnership's independent auditors, dated a date within two business days before the date on which the S-4 shall become effective and addressed to the Partnership and the Company, in form and substance reasonably satisfactory to the Partnership and the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the S-4, which letter shall be brought down to the Effective Time.

                         Section 12.5  Access to Information.  Upon
               reasonable notice, the Operating Partnership, the Partnership, the Partnership GP, the Operating Partnership GP, PICC, and EIPCC, on the one hand, and the Company, on the other hand, shall each afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of the Operating Partnership, the Partnership, the Partnership GP, the Operating Partnership GP, PICC, and EIPCC and the Company shall furnish promptly to the other
               (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Unless otherwise required by law, the parties will hold any such information which is nonpublic in confidence until such time as such information otherwise becomes publicly available through no wrongful act of either party, and in the event of termination of this Agreement for any reason each party shall promptly return all nonpublic documents obtained from any other party, and any copies made of such documents, to such other party.

                         Section 12.6  Unitholders Meeting.  The
               Partnership GP shall call a meeting of Unitholders to be held as promptly as practicable for the purpose of voting upon the Conversion Proposal and related matters.
               Subject to the provisions of Section 16.1 hereof the Partnership GP will recommend to Unitholders approval of such matters.

                         Section 12.7 Legal Conditions to Merger. Each of the parties hereto will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on itself with respect to the Merger and the other Transactions (which actions shall include, without limitation, furnishing all information required under the HSR Act and in connection with approvals of or filings with any Governmental Entity and will promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them in connection with the Merger and the other Transactions). Each of the parties hereto will take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by any party hereto in connection with the Merger or the other Transactions or the taking of any action contemplated thereby or by this Agreement.

                         Section 12.8 Affiliates. Prior to the Closing Date the Partnership GP shall deliver to the Company a letter identifying all persons who are, at the time this Agreement is submitted for approval to the Unitholders of the Partnership, "affiliates" of the Partnership for purposes of Rule 145 under the Securities Act. The Partnership GP shall use its reasonable best efforts to cause each such person to deliver to the Company on or prior to the Closing Date executed affiliates' letters in customary form.

                         Section 12.9  Stock Exchange Listing.  The
               Company shall use its reasonable best efforts to cause the shares of Company Common Stock to be issued in the Merger to be approved for listing on the American Stock Exchange (the "ASE") and the Pacific Stock Exchange ("PSE") and any other national securities exchange on which shares of Company Common Stock may at such time be listed, subject to official notice of issuance, prior to the Closing Date. The Units will be delisted at or immediately after the Effective Time.

                         Section 12.10  Employee Benefit Plans.  The
               benefit plans of the Operating Partnership in effect at the date of this Agreement shall, to the extent practicable, remain in effect until otherwise determined after the Effective Time. The Company shall take only such action necessary to adapt such plans to the Company s corporate form. In the case of benefit plans which are continued and under which the employees' interests are based upon Units, the Company and the Partnership agree that such interests shall be based on Company Common Stock in an equitable manner (and in the case of any such interests outstanding at the Effective Time, on the basis of the Conversion Number).

                         Section 12.11 Partnership Plans. (a) At the Effective Time, each of the outstanding First Rights representing the right to receive Units under a Partnership Plan, whether vested or unvested, shall be deemed to constitute the right to receive, on the same terms and conditions as were applicable under such First Rights, the same number of shares of Company Common Stock as the holder of such First Rights would have been entitled to receive pursuant to the Merger had such holder been distributed Units in exchange for such First Rights immediately prior to the Effective Time (not taking into account whether or not such First Rights were in fact convertible).

                         (b) As soon as practicable after the Effective Time, the Company shall deliver to the participants in the Partnership Plans appropriate notices setting forth such participants' rights pursuant thereto and the grants or awards pursuant to the Partnership Plans shall continue in effect following the Effective Time on the same terms and conditions (subject to the adjustments required by this Section 12.11 after giving effect to the Merger).

                         (c)  The Company shall take all corporate
               action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery under the Partnership Plans assumed in accordance with this Section 12.11.

                         Section 12.12 Fees and Expenses. Whether or not the Transactions are consummated, all costs and expenses incurred by the parties hereto in connection with this Agreement and the transactions contemplated hereby shall be paid by the Partnership.

                         Section 12.13 Brokers or Finders. Each of the Company, on the one hand, and the Partnership, on the other hand, represents, as to itself, its subsidiaries, if any, and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Smith Barney Inc. and Dillon, Read & Co., Inc., each of whose fees and expenses will be paid by the Partnership in accordance with the Partnership's agreements with such firms, and each of the Company, on the one hand, and the Partnership, on the other hand, agree to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

                         Section 12.14  Indemnification.

                         (a) The Partnership shall, and from and after
               the Effective Time, the Company shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director, employee, shareholder or partner of EIPCC, PICC, the Partnership, the Operating Partnership, the Operating Partnership GP, the Partnership GP or the Company or an employee, agent or affiliate of such person (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer, director, employee, shareholder or partner of EIPCC, PICC, the Partnership, the Operating Partnership, the Operating Partnership GP, the Partnership GP or the Company or an employee, agent or affiliate of such person, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") in each case to the full extent a partnership is permitted under Delaware law to indemnify such persons or entities and a corporation is permitted under the Minnesota Business Corporation Act (the "Minnesota BCA") to indemnify its own directors, officers, employees, agents, and affiliates, as the case may be and the Partnership (and after the Effective Time, the Company) will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking to repay such expenses if and when required to do so by applicable law. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Partnership (and after the Effective Time, them and the Company), (ii) the Partnership (and after the Effective Time, the Company) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) the Partnership (and after the Effective Time, the Company) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Partnership nor the Company shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 12.14, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Partnership (and after the Effective Time, the Company) (but the failure so to notify the Partnership or the Company, as the case may be, shall not relieve the Partnership or the Company, as the case may be, from any liability which it may have under this Section 12.14 except to the extent such failure prejudices such party), and shall deliver to the Partnership (and after the Effective Time, the Company) the undertaking referred to above. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

                         (b) The provisions of this Section 12.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

                         Section 12.15  Indemnification of The
               Transferors, The Partnership GP, The Operating
               Partnership GP, EIPCC, PICC and Agents.

                         (a)  Definitions.  For purposes of this Section
               12.15 only, the following terms shall have the following meanings:

                              (i)  "Agent" means any person who is or
               was a partner, director, officer, employee, consultant or other agent of the Partnership, the Operating Partnership, the Partnership GP, EIPCC, the Operating Partnership GP, PICC or the Company, or any of their predecessor entities, or is or was serving at the request of, for the convenience of, or to represent the interests of, the Partnership GP, EIPCC, the Operating Partnership GP, PICC or the Company or any of their predecessor entities.

                              (ii)  "Enforcement Proceeding" means any
               Proceeding in which the Indemnitee is a party concerning the interpretation or enforcement of the rights of the Indemnitee under this Section 12.15.

                              (iii)  "Expenses" includes all direct and
               indirect costs of any type or nature whatsoever (including, without limitation, all attorneys' fees and related disbursements, claims, damages, judgments, losses, and liabilities of any type or nature whatsoever or amounts that are paid in settlement, and other out-of-pocket costs) actually and reasonably incurred by the Indemnitee either in connection with the investigation, defense, adjudication, settlement or appeal of a Proceeding or in connection with establishing or enforcing a right to indemnification under this Agreement, a partnership agreement, applicable law or otherwise.

                              (iv)  "Indemnitee" means individually or
               collectively, as the case may be, the Transferors and their affiliates (including their respective officers, directors, employees and partners), the Partnership GP, EIPCC, PICC, the Operating Partnership GP, an Agent, or any of them.

                              (v)  "Proceeding" means any threatened,
               pending or completed action, suit, investigation or other proceeding whether civil, criminal, administrative, investigative or any other type whatsoever.

                         (b)  Indemnification.  The Partnership (and
               from and after the Effective Time, the Partnership and the Company, as a separate and independent obligation of each) shall, to the maximum extent permitted by each under applicable law, indemnify, defend and hold harmless the Indemnitee against all Expenses if the Indemnitee was or is a party or is threatened to be made a party to any Proceeding based (in whole or in part) on, arising (in whole or in part) out of, or pertaining to this Agreement, the Merger or any other Transactions.

                         (c)  Advancement of Expenses.  Prior to the
               final disposition of a Proceeding, the Partnership (and from and after the Effective Time, the Partnership and the Company, as a separate and independent obligation of each) shall, not later than seven (7) calendar days after a written request by the Indemnitee is sent, advance to the Indemnitee, all Expenses incurred, accrued, or reasonably expected by the Indemnitee, in its sole discretion, to be incurred within sixty (60) calendar days from such request, by the Indemnitee in connection with the investigation, defense, adjudication, settlement or appeal of any such Proceeding based (in whole or in part) on, arising (in whole or in part) out of, or pertaining to this Agreement, the Merger or any other Transactions; provided, however, that the Indemnitee gives a written undertaking to repay such Expenses advanced if, and only to the extent that, a court having jurisdiction pursuant to Section 12.15(i)(1) hereof shall ultimately determine that the Indemnitee is not entitled to be indemnified by the Partnership (and from and after the Effective Time, the Company) for such Expenses. All funds requested hereunder by the Indemnitee shall be deemed to be reasonable unless and until the Partnership (and from and after the Effective Time, the Company) shall prove, by clear and convincing evidence, in a court having jurisdiction pursuant to Section 12.15(i)(1), that the funds requested are not reasonable. Further, if the Partnership (and from and after the Effective Time, the Company) shall not advance the funds requested by the Indemnitee within the time period set forth herein, the Partnership (and from and after the Effective Time, the Company) shall pay to the Indemnitee, in addition to the amount requested, interest on the amount requested, from the time of the request, at the highest rate permitted under the law of the State of Delaware until said amount is paid in full.

                         (d)  Proceedings Involving This Agreement.
               Notwithstanding any other provision in this Agreement to the contrary, the Partnership (and from and after the Effective Time, the Partnership and the Company, as a separate and independent obligation of each) shall, to the maximum extent permitted by each under applicable law, indemnify, defend and hold harmless the Indemnitee against all Expenses incurred by the Indemnitee in connection with any Enforcement Proceeding unless a court having jurisdiction pursuant to Section 12.15(i)(1) hereof finds that each of the claims and/or defenses of the Indemnitee in any such Enforcement Proceeding was frivolous or made in bad faith. Prior to the final disposition of an Enforcement Proceeding, the Partnership (and from and after the Effective Time, the Company) shall, not later than seven (7) calendar days after a written request by the Indemnitee is sent, advance to the Indemnitee all Expenses incurred, accrued, or reasonably expected by the Indemnitee, in its sole discretion, to be incurred within sixty (60) calendar days from such request, by the Indemnitee in connection with any such Enforcement Proceeding; provided, however, that the Indemnitee gives a written undertaking of the kind referred to in the proviso to Section 12.15(c) hereof. All funds requested hereunder by the Indemnitee shall be deemed to be reasonable unless and until the Partnership (and from and after the Effective Time, the Company) shall prove, by clear and convincing evidence, in a court having jurisdiction pursuant to Section 12.15(i)(1), that the funds requested are not reasonable. Further, if the Partnership (and from and after the Effective Time, the Company) shall not advance the funds requested by the Indemnitee within the time period set forth herein, the Partnership (and from and after the Effective Time, the Company), shall pay to the Indemnitee, in addition to the amount requested, interest on the amount requested, from the time of the request, at the highest rate permitted under the law of the State of Delaware until said amount is paid in full.

                         (e)  Notice of Proceedings and Defense.

                              (i)  Notice.  Promptly after receipt by
               the Indemnitee of notice of the commencement or the threat of commencement of any Proceeding with respect to which the Indemnitee believes that the Indemnitee may be entitled to Indemnification or the advancement of Expenses under this Agreement, the Indemnitee shall notify in writing the Partnership (and from and after the Effective Time, the Company) of the commencement or the threat of commencement thereof; provided, however, that the failure so to notify the Partnership (and from and after the Effective Time, the Company) shall not relieve the Partnership (and from and after the Effective Time, the Company) from any liability which it may have under this Section 12.15 except to the extent such failure prejudices such party.

                              (ii)  Defense.  In the event any
               Proceeding is brought against the Indemnitee, the Indemnitee may retain counsel satisfactory to it and the Partnership and the Company will use all reasonable efforts to assist in the vigorous defense of any such matter.

                         (f)  Non-Exclusivity.  The benefits provided
               the Indemnitees under this Agreement shall not be deemed exclusive of any other rights which the Indemnitee may have under any law, other agreements or otherwise and shall inure to the benefit of the heirs, executors and administrators of the Indemnitee.

                         (g) Interpretation. The parties hereto intend for this Agreement to be interpreted and enforced so as to provide indemnification and advancement of Expenses to the Indemnitee to the fullest extent now or hereafter permitted by applicable law and, in the event that the validity, legality or enforceability of any provision of this Agreement is in question, such provision shall be interpreted in a manner such that the provision will be valid, legal and enforceable.

                         (h)  Partial Indemnification.  If the
               Indemnitee is entitled under this Agreement to indemnification by the Partnership or the Company for some or a portion of any Expenses incurred in connection with any Proceeding but is not entitled to indemnification for the full amount thereof, the Partnership (and from and after the Effective Time, the Company) shall indemnify the Indemnitee for such full amount thereof less the portion thereof to which a court having jurisdiction pursuant to Section 12.15(i)(1) hereof determines the Indemnitee is not entitled.

                         (i)  Consent to Jurisdiction and Enforcement.

                              (1)  The Partnership, the Company and the
               Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of the States of Delaware and Minnesota for all purposes in connection with any dispute, action or proceeding which arises out of or relates to this Section 12.15 and agree that any action instituted under this Section 12.15 shall be brought only in the state courts of the States of Delaware or Minnesota.

                              (2)  In the event of any dispute of any
               type whatsoever under this Agreement involving the obligations of the Partnership or the Company to indemnify or advance Expenses to the Indemnitee, the Partnership or the Company, as the case may be, shall have the burden of proving by clear and convincing evidence that the Partnership or the Company, as the case may be, is not so obligated to indemnify or advance Expenses to the Indemnitee.

                         (j)  No Obligations to Mitigate.  Under no
               circumstances shall the Indemnitee be required or obligated to seek recovery from third parties or otherwise mitigate its losses in order to maintain a claim against the Partnership or the Company. The Partnership and the Company agree that the failure to pursue such recovery or mitigate loss will in no way reduce the amounts recoverable by Indemnitee from the Partnership or the Company.

                         Section 12.16  Preservation of Partnership,
               Partnership GP and EIPCC. For a period of two years after the Effective Time, the Company will not dissolve, liquidate, merge, or transfer all or substantially all the assets out of, or otherwise cause the discontinuance of the existence of, EIPCC, the Partnership or the Partnership GP or cause the Partnership and the Partnership GP to cease being treated as partnerships for federal income tax purposes.

                         Section 12.17 Notification of Certain Matters. The Company shall give prompt notice to the Partnership GP, and the Partnership Entities shall give prompt notice to the Company, of (a) the occurrence, or non-occurrence, of any known event the occurrence, or non-occurrence, of which would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (b) any known failure of the Company or any of the Partnership Entities, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 12.17 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

                         Section 12.18 Publicity. Except as otherwise required by law or the rules of the ASE and PSE, for so long as this Agreement is in effect, none of the parties hereto shall, or shall permit any of their subsidiaries or affiliates to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the written consent of the Company and the Partnership GP, which consent shall not be unreasonably withheld.

                         Section 12.19  Certain Tax Matters.

                         (a) The Company and Victor K. Atkins, Jr. (or his designee, collectively "Atkins") agree that Atkins will duly and timely prepare and file all federal, state and local tax returns and information reports required to be filed by the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP, including without limitation the federal Form 1065 and Schedules K-1, required for any taxable year of any of such entities ending on or before the Closing Date. The parties hereto acknowledge that a termination for federal income tax purposes pursuant to Section 708(b)(1)(B) of the Code (a "Termination") will occur with respect to the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP on the Closing Date, and that as a consequence of such Termination, the taxable year of each of such entities will end on such date. Atkins agrees to prepare and file the above mentioned returns consistent with past practice. Atkins will not make any election related to taxes or change any method of accounting for taxes with respect to such returns or reports without the prior written consent of the Company except that Atkins may make an election to adjust the basis of partnership assets under section 754 of the Code for any of such partnerships if such election has not already been made. At least ten (10) business days prior to their respective due dates, Atkins will forward a copy to the Company of all proposed income tax returns required to be filed by the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP for the taxable year ending on the Closing Date (each a "Final Year Income Tax Return"), and, absent prior written notice from the Company, Atkins agrees not to file any Final Year Income Tax Return for at least ten (10) business days following the Company's receipt of such Final Year Income Tax Return; provided, however, the filing of any such Final Year Income Tax Return shall be within the sole discretion of Atkins.

                         (b) In the event any tax return or report of the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP, relating to any taxable year of any of such entities ending on or prior to the Closing Date is examined by the Internal Revenue Service or any other taxing authority, the Company, upon receipt of actual notice of such examination by it or any of its Subsidiaries,, shall give Atkins prompt written notice thereof and keep Atkins fully informed as to the conduct of any such tax audits and any subsequent administrative or judicial proceedings relating thereto. Subject to applicable Treasury Regulations, Atkins shall be permitted to act as the "Tax Matters Partner" within the meaning of Section 6231(a)(7) of the Code (and in any similar capacity under applicable state or local tax law) as to the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP with respect to the taxable years of any of such entities ending on or prior to the Closing Date. In the event Atkins is not permitted to act as the Tax Matters Partner of the Partnership, the Operating Partnership, the Partnership GP or the Operating Partnership GP in accordance with the preceding sentence for any reason, but the Company (or any of its affiliates) is permitted to act as the Tax Matters Partner of any of such entities, the Company (or such affiliate) shall act in such capacity for such entity at the direction and control of Atkins to the fullest extent permitted by law. Each of Atkins and the Company shall keep the other party fully informed, through written communications or otherwise, of any examination, audit, or administrative or judicial proceeding referred to above. Atkins agrees not to settle or otherwise compromise any issue in any examination, audit, or administrative or judicial proceeding referred to above without the prior written consent of the Company, such consent not to be unreasonably withheld, if Atkins receives a written statement from the Company's auditors or counsel stating that such settlement or compromise of such issue will adversely affect the Company to a material extent.

                         (c)  From and after the Closing Date, the
               Company shall afford to Atkins and his attorneys, accountants, and other authorized representatives, free and full access to the books and records of the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP in connection with
               (i) any examination or audit by the Internal Revenue Service or any other taxing authority of any tax return or report of any of such entities relating to any taxable year of any of such entities ending on or prior to the Closing Date or (ii) the preparation by Atkins of any federal, state and local tax returns and information reports required to be filed by the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP for any taxable year of any of such entities ending on or prior to the Closing Date, provided that the access of Atkins to the books and records of the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP shall not unreasonably interfere with the operations of any of such entities. The Company shall cause the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP to make available, as reasonably requested, their personnel (including technical), agents and other representatives who are responsible for preparing or maintaining information, records or other documents, or who may have particular knowledge with respect to any such matter. The books and records of the Partnership, the Operating Partnership, the Partnership GP and the Operating Partnership GP shall be preserved by the Company for a period of five years after the Closing Date or such longer period as shall reasonably be requested, in writing, by Atkins to permit the completion of any audit of taxes or subsequent administrative or judicial proceedings relating thereto for any period ending on or prior to the Closing Date, and Atkins shall have the right to make copies thereof.

                         (d) The Company will indemnify and reimburse Atkins for all reasonable expenses, including, without limitation, legal and accounting fees, travel and telephone expenses, claims, liabilities, losses and damages incurred in connection with performing the duties described above including his duties in connection with any audit or administrative or judicial proceeding with respect to the tax liability of the Partnership or the Operating Partnership, provided, however, that the Company shall not indemnify or otherwise reimburse Atkins for any such expenses, claims, liabilities, losses or damages to the extent they were incurred as a result of the gross negligence or willful misconduct of Atkins.
               The Company will pay any such expenses to Atkins not later than seven days after written request by him, and in advance of the final disposition of any such action, audit or proceeding.

                         (e)  The Company and each of the EIPCC
               Stockholders agree that the EIPCC Stockholders (or their designee) shall duly and timely prepare and file any federal, state and local tax returns and information reports required to be filed by EIPCC and PICC for any taxable year of any of such entities ending on or before or including the Closing Date. The EIPCC Stockholders shall provide the Company with a copy of all such tax returns and reports promptly after their filing.

                         (f) In the event any tax return or report of EIPCC or PICC relating to any taxable year of any of such entities ending on or before or including the Closing Date is examined by the Internal Revenue Service or any other taxing authority, the Company, upon receipt of actual notice of such examination by it or any of its Subsidiaries, shall give the EIPCC Stockholders prompt written notice thereof and keep the EIPCC Stockholders fully informed as to the conduct of any such tax audits and any subsequent administrative or judicial proceedings relating thereto. The EIPCC Stockholders (or their designee) shall have the sole right to control any such audit or proceeding, refund claims and litigation, and to contest, resolve and defend any assessment, notice of deficiency or other adjustment or proposed adjustment relating to any and all taxes for any such taxable years. In the event the EIPCC Stockholders are not permitted to act in the capacity described above for any reason but the Company (or any of its affiliates) is permitted to act in such capacity, the Company (or such affiliate) shall act in such capacity at the direction and control of the EIPCC Stockholders (or their designee) to the fullest extent possible. The EIPCC Stockholders agree to keep the Company fully informed as to the conduct and status of any such audit, proceeding, refund claim or litigation.

                         (g)  From and after the Closing Date, the
               Company shall afford to the EIPCC Stockholders and their attorneys, accountants, and other authorized representatives, free and full access to the books and records of EIPCC and PICC in connection with (i) any examination or audit by the Internal Revenue Service or any other taxing authority of any tax return or report of any of such entities relating to any taxable year of any of such entities ending on or before or including the Closing Date or (ii) the preparation by the EIPCC Stockholders (or their designee) of any federal, state and local tax returns and information reports required to be filed by EIPCC or PICC for any taxable year of any of such entities ending on or before or including the Closing Date, provided that the access of the EIPCC Stockholders (or their designee) to the books and records of EIPCC or PICC shall not unreasonably interfere with the operations of any of such entities. The Company shall cause EIPCC or PICC to make available, as reasonably requested, their personnel (including technical), agents and other representatives who are responsible for preparing or maintaining information, records or other documents, or who may have particular knowledge with respect to any such matter. The books and records of EIPCC and PICC shall be preserved by the Company for a period of five years after the Closing Date or such longer period as shall reasonably be requested, in writing, by the EIPCC Stockholders to permit the completion of any audit of taxes or subsequent administrative or judicial proceedings relating thereto for any period ending on or prior to or including the Closing Date, and the EIPCC Stockholders shall have the right to make copies thereof.

                         Section 12.20  Registration Rights.  At or
               prior to the Closing Date, the Company and the Transferors shall enter into a registration rights agreement substantially in the form attached hereto as Exhibit A.

                         Section 12.21 Delivery of Documents. At the request of the Company following the Closing, and at the Company's expense, the Partnership GP shall deliver or cause to be delivered (if not previously delivered) to the Company at its business address all documents, files and records of EIPCC, PICC, the Partnership GP and the Operating Partnership GP.

                         Section 12.22  Partnership Distributions.

                         (a)  For each full calendar quarter prior to
               the Effective Time, the Partnership shall continue to pay regular quarterly distributions to Unitholders, on the one hand, and the Partnership GP and Operating Partnership GP, on the other hand, in the same amounts as the quarterly distributions heretofore paid to such persons in 1994 and otherwise consistent with past practice ("Regular Distributions").

                         (b) If the Effective Time occurs prior to the end of a calendar quarter, the Partnership shall make a final regular quarterly distribution (as described in (a) above) to Unitholders of record immediately prior to the Effective Time, on the one hand, and the Partnership GP and the Operating Partnership GP, on the other hand; provided, however, that such regular quarterly distribution shall be pro rated for the period from the beginning of the calendar quarter during which the Effective Time occurs to the Effective Time (the "Final Distribution," and together with Regular Distributions, the "Distributions"). The Final Distribution shall be paid no later than 30 days after the Effective Time.

                         (c)  Notwithstanding the foregoing, the
               Transferors will receive their pro rata share of all distributions otherwise payable to the Partnership GP and the Operating Partnership GP which are not paid until after the Closing.

                                      ARTICLE XIII

                                       CONDITIONS

                         Section 13.1  Conditions to Each Party's
               Obligation To Effect the Transactions Contemplated Hereby. The respective obligations of the parties to effect the Transactions contemplated hereby shall be subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

                         (a) Unitholder Approval. This Agreement shall have been approved and adopted by the affirmative vote of
               (x) the holders of more than 50% of Units (excluding Units held by the Partnership GP, affiliates of the Partnership GP and senior operating management of the Operating Partnership) and (y) the holders of Units entitled to cast more than 50% of the total number of votes entitled to be cast.

                         (b)  Stock Exchange Listing.  The shares of
               Company Common Stock issuable to the Unitholders pursuant to this Agreement shall have been authorized for listing on the ASE and the PSE, subject to official notice of issuance.

                         (c)  Other Approvals.  All authorizations,
               consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity the failure to obtain which would have a material adverse effect on the Company or the Partnership and the Operating Partnership, taken as a whole, shall have been filed, occurred or been obtained. The Company shall have received all state securities or "Blue Sky" permits and other authorizations necessary to issue the Company Common Stock pursuant to this Agreement.

                         (d)  Registration Statement.  The S-4 shall
               have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

                         (e)  No Injunctions or Restraints.  No
               temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect (each party agreeing to use all reasonable efforts to have any such order reversed or injunction lifted).

                         (f)  HSR Approval.  Any applicable waiting
               period under the HSR Act shall have expired or been terminated.

                         (g)  Fairness Opinions.  Neither of the
               fairness opinions delivered to the Partnership by Smith Barney Inc. and Dillon, Read & Co. Inc. shall have been rescinded prior to the Effective Time.

                         Section 13.2 Conditions to Obligations of The Company. The obligations of the Company to effect the Merger and the other transactions contemplated hereby are subject to the satisfaction, on or prior to the Closing Date, of the following conditions unless waived by
               Company:

                         (a) Representations and Warranties. (i) The aggregate effect of all inaccuracies in the representations and warranties of the Partnership Entities set forth in this Agreement does not and will not have a material adverse effect on the Partnership and the Operating Partnership taken as a whole and (ii) the representations and warranties of the Partnership Entities contained in this Agreement shall be true and correct in all material respects as of the date hereof, and, as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Company shall have received a certificate of each of the Partnership Entities signed by the general partner or the chief executive officer, or individually, as appropriate, to such effect with respect to the representations and warranties made by such Partnership Entity.

                         (b)  Performance of Obligations of the
               Partnership Entities. The Partnership Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received certificates of each of the Partnership Entities signed by the general partner or chief executive officer, or individually, as appropriate, to such effect.

                         (c)  Tax Opinion.  The Company shall have
               received an opinion of Skadden, Arps, Slate, Meagher & Flom, special tax counsel to the Company, in form and substance reasonably acceptable to the Company substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, and in accompanying certificates signed by appropriate officers of the Company and the Partnership or Operating Partnership, which are consistent with the state of facts then existing, for federal income tax purposes (i) the formation and existence of PTP and its subsequent merger with and into the Partnership will be disregarded; (ii) the transfers of Units by Unitholders and other property described herein by the Transferors to the Company in exchange for Company Common Stock pursuant to the Transactions shall, in the aggregate, constitute a transaction described in Section 351(a) of the Code; and
               (iii) Unitholders should not recognize gain or loss as a result of the exchange of their Units for Company Common Stock pursuant to the Transactions. Insofar as relevant, such opinion will not address the tax results to certain types of taxpayers, including taxpayers who are not United States persons (as defined in Section 7701(a)(30) of the Code), insurance companies, financial institutions and taxpayers holding their Units in the capacity as dealers in securities.

                         (d)  Material Consents.  All third party
               consents necessary to effect the Transactions shall have been obtained, to the extent the failure to obtain such consents would (i) materially adversely affect the Company s or the Partnership Entities ability to consummate the Transactions, (ii) impose material liability on the Company or the Partnership or the Operating Partnership, or have a material adverse effect on the Company's or the Partnership s or the Operating Partnership s assets and properties, or (iii) materially detract from the Company's or the Partnership s or the Operating Partnership s assets and Properties.

                         (e) Dissenting Unitholders. No more than 5% of the outstanding Units shall be held by Dissenting Unitholders.

                         Section 13.3 Conditions to Obligations of the Partnership Entities. The obligation of the Partnership Entities to effect the Transactions contemplated hereby is subject to the satisfaction of the following conditions, on or prior to the Closing Date, unless waived by the Partnership GP:

                         (a) Representations and Warranties. (i) The aggregate effect of all inaccuracies in the representations and warranties of the Company set forth in this Agreement does not and will not have a material adverse effect on the Company and (ii) the representations and warranties of the Company contained in Sections 11.1, 11.2 and 11.3 shall be true and correct in all material respects as of the date hereof, and, as of the Closing Date as though made on and as of the Closing Date, except as otherwise contemplated by this Agreement, and the Partnership shall have received a certificate signed on behalf of the Company by its chief executive officer to such effect.

                         (b) Performance of Obligations of The Company. Company shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Partnership shall have received a certificate signed on behalf of the Company by its chief executive officer of the Company to such effect.

                         (c) Tax Opinion. The Partnership shall have received an opinion of Stroock & Stroock & Lavan, special counsel to the Partnership, in form and substance reasonably acceptable to the Partnership, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion, and in accompanying certificates signed by appropriate officers of the Company and the Partnership or Operating Partnership, which are consistent with the state of facts then existing, for federal income tax purposes (i) the formation and existence of PTP and its subsequent merger with and into the Partnership will be disregarded; (ii) the transfers of Units by Unitholders and other property described herein by the Transferors to the Company in exchange for Company Common Stock pursuant to the Transactions shall, in the aggregate, constitute a transaction described in Section 351(a) of the Code;
               (iii) Unitholders should not recognize gain or loss as a result of the exchange of their Units for Company Common Stock pursuant to the Transactions; and (iv) the Transferors should not recognize gain or loss as a result of exchanging their partnership interests in the Partnership GP or the Operating Partnership GP, or shares of common stock of EIPCC, as the case may be, for shares of Company Common Stock pursuant to the Transactions except to the extent any Transferor recognizes gain pursuant to Section 357(c) of the Code. Insofar as relevant, such opinion will not address the tax results to certain types of taxpayers, including taxpayers who are not United States persons (as defined in Section 7701(a)(30) of the Code), insurance companies, financial institutions and taxpayers holding their Units in the capacity as dealers in securities.

                         (d)  Material Consents.  All third party
               consents necessary to effect the Transactions shall have been obtained, to the extent the failure to obtain such consents would (i) materially adversely affect the Company's or the Partnership Entities ability to consummate the Transactions in the aggregate, or (ii) impose material liability on the Partnership Entities in the aggregate.

                                      ARTICLE XIV

                                      INDEMNITIES

                         Section 14.1  EIPCC Stockholders Indemnity.

                         (a)  Mr. Atkins agrees to indemnify the
               Partnership and the Company and their respective successors and assigns from and against (i) all debts, claims, liabilities and obligations of EIPCC that are not Partnership GP Liabilities, (ii) all debts, claims, liabilities and obligations of PICC that are not Operating Partnership GP Liabilities, and (iii) any breach of the representations and warranties set forth in Sections 10.1(a), 10.1(b), 10.1(c)(ii), 10.1(d) (to the
               extent applicable to EIPCC or PICC), 10.1(e) and 10.1(g), and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company and their respective successors and assigns in connection therewith.

                         (b) Each EIPCC Stockholder severally and not
               jointly agrees to indemnify the Partnership and the Company and their respective successors and assigns from and against any breach of any of such EIPCC Stockholder's representations and warranties set forth in Sections 10.1(c)(i), 10.1(d) (to the extent applicable to such EIPCC Stockholder) and 10.1(f), and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company and their respective successors and assigns in connection therewith.

                         Section 14.2  Partnership GP Partners
               Indemnity.

                         (a)  Mr. Atkins agrees to indemnify the
               Partnership and the Company and their respective successors and assigns from and against (i) all debts,claims, liabilities and obligations of the Partnership GP that are not Partnership Liabilities and
               (ii) any breach of any of the representations and warranties set forth in Sections 10.2(a), 10.2(b), 10.2(d) (to the extent applicable to the Partnership GP), 10.2(e) and 10.2(g), and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company and their respective successors and assigns in connection therewith.

                         (b) Each Partnership GP Partner severally and not jointly agrees to indemnify the Partnership and the Company and their respective successors and assigns from and against any breach of such Partnership GP Partner's representations and warranties set forth in Sections 10.2(c), 10.2(d) (to the extent applicable to such Partnership GP Partner) and 10.2(f) and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company and their respective successors and assigns in connection therewith.

                         Section 14.3  Operating Partnership GP Partners
               Indemnity.

                         (a)  Mr. Atkins agrees to indemnify the
               Partnership and the Company and their respective successors and assigns against (i) all debts, claims, liabilities and obligations of the Operating Partnership GP that are not Operating Partnership Liabilities and
               (ii) any breach of any of the representations and warranties set forth in Sections 10.3(a), 10.3(b), 10.3(d) (to the extent applicable to the Operating Partnership GP), 10.3(e) and 10.3(g), and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company in connection therewith.

                         (b)  Each Operating Partnership GP Partner
               severally and not jointly agrees to indemnify the Partnership and the Company against any breach of any of such Operating Partnership GP Partner's representations and warranties set forth in Sections 10.3(c), 10.3(d) (to the extent applicable to such Operating Partnership GP Partner) and 10.3(f), and to pay all costs and expenses (including fees and disbursements of counsel) incurred by the Partnership and the Company and their respective successors and assigns in connection therewith.

                         Section 14.4  General Tax Indemnity.

                         (a)  Mr. Atkins shall indemnify and hold the
               Partnership and the Company and their respective successors and assigns harmless from and against all liabilities for all taxes actually imposed on and paid by each of the Partnership GP, the Operating Partnership GP, PICC and EIPCC (the "Indemnity Entities") for all tax periods or portions thereof of the Indemnity Entities ending on or before the Closing Date, excluding all tax liabilities incurred by any of the Indemnity Entities resulting from any of the Transactions; provided, however, that Mr. Atkins' obligation to indemnify and hold harmless the above parties shall be reduced to the extent EIP I L.P. and LB I Group Inc. are obligated to indemnify the above parties pursuant to paragraph (b) below.
                         (b) EIP I L.P. and LB I Group Inc. jointly and severally shall indemnify and hold harmless the Partnership and the Company and their respective successors and assigns from and against 50% of all liabilities (Mr. Atkins being responsible for the remaining 50% pursuant to paragraph (a) above) for all taxes actually imposed on and paid by each of the Partnership GP and the Operating Partnership GP (the "Partnership Indemnity Entities") for all tax periods or portions thereof of the Partnership Indemnity Entities ending on or before the Closing Date excluding all tax liabilities incurred by any of the Partnership Indemnity Entities resulting from any of the Transactions; provided, however, that EIP I L.P. and LB I Group Inc. shall not bear any portion of such liabilities of the Partnership Indemnity Entities that resulted from Mr. Atkins' own actual fraud, gross negligence, willful or wanton misconduct or, if applicable, breach of fiduciary duty to the Partnership Indemnity Entities (any act or omission done in reliance upon the opinion of independent legal counsel or public accountants or other consultants selected with reasonable care will be conclusively presumed to have been done or omitted in good faith and not to constitute gross negligence or willful or wanton misconduct), and provided, further, however, that the maximum liability of EIP I L.P. and LB I Group Inc. under this paragraph shall not exceed the liability of Mr. Atkins pursuant to paragraph (a) above and, in any event, shall not exceed $1,000,000.

                         Section 14.5   Exception to Certain
               Indemnities. Notwithstanding the provisions of Sections 14.1, 14.2 and 14.3 above requiring certain persons to indemnify the Partnership and Corporation, and their respective successors and assigns for certain liabilities, to the extent such persons are otherwise entitled to be indemnified by the Partnership or the Company for such liabilities pursuant to Sections 12.14 and 12.15 hereof or otherwise, then such persons shall not be required to make the indemnifications to the Partnership or the Company pursuant to Sections 14.1,
               14.2 and 14.3 hereof for such liabilities.
               Notwithstanding anything in this Agreement to the contrary, no Transferor shall have any liability in respect of a Partnership Liability or an Operating Partnership Liability.

                         Section 14.6   Indemnification of W. Hall
               Wendel, Jr. and the Company. If, after the Company has been incorporated, the Transactions contemplated by this Agreement are not consummated for any reason and the Company subsequently liquidates and distributes any Units to its shareholders, the Partnership shall indemnify and hold harmless, on an after-tax basis without reduction for any tax benefit that may be realized due to a step-up in basis or otherwise, each of the Company and W. Hall Wendel Jr. ("Wendel") for all taxes payable by the Company and Wendel as a result of the distribution of any Units by the Company to Wendel.

                         Section 14.7   Procedures for Indemnification.

                         (a) In order for the party from whom indemnity may be sought pursuant to this Article XIV (the "Indemnitor") to be fully informed at all times concerning its possible obligations to give indemnity to the claimant thereof under the provisions thereof (the "Indemnitee") and to permit the amounts thereof to be minimized, if the Indemnitee suffers or is threatened with or incurs any loss, damage or expense for which it would be entitled to be indemnified, the Indemnitee shall promptly give written notice to Indemnitor after obtaining knowledge of any claim and, if such indemnity shall arise from the claim of a third party, shall permit Indemnitor to assume the defense of any such claim or any Proceeding (as defined in Section 12.15) resulting from such claim. Notwithstanding the foregoing notice requirement, the right to indemnification shall not be affected by any failure of Indemnitee to give such notice or any delay by Indemnitee in giving such notice unless, and then only to the extent that, the rights and remedies of indemnitor shall have been prejudiced as a result of the failure to give, or delay in giving, such notice. Failure by Indemnitor to notify the Indemnitee of its election to defend any such claim or Proceeding by a third party, within fourteen days after written notice thereof shall have been given to Indemnitor, shall be deemed a waiver by Indemnitor of its right to defend such claim or action.

                         (b) If Indemnitor assumes the defense of such claim or Proceeding by a third party, the obligations of Indemnitor hereunder as to such claim or Proceeding shall include taking all steps necessary in the defense or settlement of such claim or proceeding, including the retention of counsel reasonably satisfactory to the Indemnitee, and holding the Indemnitee harmless from and against any and all claims caused by or arising out of any settlement approved by Indemnitor or any judgment in connection with such claim or Proceeding. Without the prior written consent of Indemnitee, Indemnitor shall not, in the defense of such claim or Proceeding, consent to the entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a release, in form reasonably satisfactory to the Indemnitee, from all liability in respect of such claim or Proceeding. Notwithstanding the foregoing, the Indemnitee will be entitled to participate at its expense in the defense of such claim or Proceeding. If the defendants in any such Proceeding include both the Indemnitee and Indemnitor and the Indemnitee shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Indemnitor, the Indemnitee shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such Proceeding on behalf of such Indemnitee and at the expense of the Indemnitor.

                         (c) If Indemnitor does not assume the defense of any such claim or Proceeding by a third party, the Indemnitee may defend against such claim or Proceeding in such manner as it deems appropriate and, unless Indemnitor shall deposit with Indemnitee a sum equivalent to the total amount demanded in such claim or Proceeding plus the Indemnitee's estimate of the cost of defending the same, the Indemnitee may settle such claim or Proceeding on such terms as it deems appropriate and Indemnitor shall, in accordance with the provisions hereof promptly reimburse the Indemnitee for the amount of such settlement and for all losses and expenses incurred by Indemnitee in connection with the defense against or settlement of such claim or Proceeding. Indemnitor agrees to cooperate fully with the Indemnitee in the conduct of any defense against any claim or Proceeding.

                         (d)  Each of Indemnitor and Indemnitee will
               cooperate with the other in resolving or attempting to resolve any claim and will permit the other party access to all books and records which might be useful for such purpose, during normal business hours and at the place where the same are normally kept, with full right to make copies thereof or extracts therefrom at the cost of the copying party.

                         (e)  The provisions of this Section 14.7 are
               subject to the provisions of Section 12.19.

                                       ARTICLE XV

                               TERMINATION AND AMENDMENT

                         Section 15.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Conversion Proposal by the Unitholders of the Partnership or the
               Company:

                         (a) by mutual consent of the Company and the Partnership GP;

                         (b) by either the Company or the Partnership GP if the Transactions shall not have been consummated before April 15, 1995 (unless the failure to so consummate the Transactions before such date shall be due to the wilful action or failure to act of the party seeking to terminate this Agreement which action or failure to act constitutes a breach of this Agreement); and

                         (c) by the Partnership GP in accordance with the provisions of Section 16.1 hereof.

                         Section 15.2 Effect of Termination. In the event of a termination of this Agreement by either the Partnership GP or the Company as provided in Section 15.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Company or the Partnership Entities or their respective officers or directors, other than the provisions of Sections 12.12, 12.13, 12.14, 12.15, and
               12.18; provided, however that any such termination shall not relieve any party from liability for willful breach of any of its covenants or agreements set forth in this Agreement.

                         Section 15.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors or general partners, at any time before or after approval of the matters presented in connection with the Merger by the Unitholders of the Partnership or of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such Unitholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                                      ARTICLE XVI

                                     MISCELLANEOUS

                         Section 16.1  Fiduciary Duties.  Nothing
               contained in this Agreement shall be deemed to alter the Partnership GP's fiduciary duties to Unitholders under the Partnership's partnership agreement or the DRULPA, including, but not limited to, the right to terminate this Agreement if the Partnership GP, as advised by counsel, determines that as a result of any developments occurring after the date of this Agreement, such termination is necessary to discharge its fiduciary duties.

                         Section 16.2  Nonsurvival of Representations
               and Warranties. The representations and warranties set forth in Articles X and XI shall survive the Effective Time in perpetuity. All other representations and warranties in this Agreement shall not survive the Effective Time.

                         Section 16.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                             (a)  if to the Company, to
                                  Polaris Industries Inc.
                                  1225 North Highway 169
                                  Minneapolis, Minnesota 55441
                                  Attention: John  H. Grunewald,
                                             Executive Vice President,
                                             Finance and Administration

                                  with a copy to

                                  Kaplan, Strangis and Kaplan, P.A.
                                  90 South 7th Street
                                  Minneapolis, Minnesota 55402
                                  Attention:  Andris A. Baltins, Esq.

                                  and

                             (b)  if to any of the Partnership
                                  Entities (other than the Transferors),
                                  to

                                  EIP Capital Corporation
                                  33 Flying Point Road
                                  Southampton, New York  11963
                                  Attention:  Victor K. Atkins, Jr.

                                  with a copy to

                                  Stroock & Stroock & Lavan
                                  7 Hanover Square
                                  New York, New York 10004
                                  Attention: Hillel M. Bennett, Esq.

                                  and

                                  Simpson Thacher & Bartlett
                                  425 Lexington Avenue
                                  New York, New York 10017
                                  Attention: George R. Krouse, Jr., Esq.

                                  and

                             (c)  if to any of the Transferors, to the
                                  addresses set forth on Annex I, II or
                                  III, respectively.

                         Section 16.4 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 29, 1994.

                         Section 16.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                         Section 16.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to herein), (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and
               (b) except as provided in Section 12.14, 12.15 or 14.6 is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                         Section 16.7  Governing Law.  This Agreement
               shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

                         Section 16.8   Specific Performance.  The
               parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

                         Section 16.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by and against the parties and their respective heirs, executors, administrators, successors and permitted assigns.


                         IN WITNESS WHEREOF, the parties hereto have
               caused this Agreement to be executed as of the date first written above.

                                    POLARIS INDUSTRIES INC.

                                    By:  /s/ W. Hall Wendel, Jr.
                                         Name:   W. Hall Wendel, Jr.
                                         Title:  Chairman and Chief Executive
                                                 Officer

                                    POLARIS INDUSTRIES PARTNERS L.P.

                                    By:  EIP Associates L.P.
                                         Its General Partner

                                    By:  EIP Capital Corporation
                                         Its General Partner

                                    By: /s/ Victor K. Atkins, Jr.
                                         Name:   Victor K. Atkins, Jr.
                                         Title:  President

                                    POLARIS INDUSTRIES L.P.

                                    By:  Polaris Industries Associates L.P.
                                         Its General Partner

                                    By:  Polaris Industries Capital
                                            Corporation
                                         Its General Partner

                                    By: /s/ Victor K. Atkins, Jr.
                                         Name:   Victor K. Atkins, Jr.
                                         Title:  Chairman

                                    EIP ASSOCIATES L.P.

                                    By:  EIP Capital Corporation
                                         Its General Partner

                                    By:  /s/ Victor K. Atkins, Jr.
                                        Name:   Victor K. Atkins, Jr.
                                         Title:  President

                                    POLARIS INDUSTRIES ASSOCIATES L.P.

                                    By:  POLARIS INDUSTRIES CAPITAL
                                            CORPORATION

                                         Its General Partner

                                    By:  /s/ Victor K. Atkins, Jr.
                                         Name:   Victor K. Atkins, Jr.
                                         Title:  Chairman

                                    POLARIS INDUSTRIES CAPITAL CORPORATION

                                    By:  /s/ Victor K. Atkins, Jr.
                                         Name:   Victor K. Atkins, Jr.
                                         Title:  Chairman

                                    EIP CAPITAL CORPORATION

                                    By:  /s/ Victor K. Atkins, Jr.
                                         Name:   Victor K. Atkins, Jr.
                                         Title:  President

                                    THE PARTNERSHIP GP PARTNERS
                                    (as set forth on Annex I hereto)

                                    /s/ Victor K. Atkins, Jr.
                                    Victor K. Atkins, Jr., the general
                                         partner

                                    EIP I, L.P., a limited partner

                                    By:  EIP I, Inc.
                                         Its General Partner

                                    By:  /s/ Ron Hiram
                                         Name:   Ron Hiram
                                         Title:  President

                                    LB I GROUP INC., a limited partner

                                    By: /s/ Ron Hiram
                                         Name:   Ron Hiram
                                         Title:  Vice President


                                    THE OPERATING PARTNERSHIP GP PARTNERS
                                    (as set forth on Annex II hereto)

                                    LB I GROUP INC., a limited partner

                                    By: /s/ Ron Hiram
                                         Name:   Ron Hiram
                                         Title:  Vice President

                                    /s/ Victor K. Atkins, Jr.
                                    Victor K. Atkins, Jr., a general partner

                                    /s/ G.A. Myles
                                    G.A. Myles, a limited partner

                                    THE EIPCC STOCKHOLDERS
                                    (as set forth on Annex III hereto)

                                    /s/ Victor K. Atkins, Jr.
                                    Victor K. Atkins, Jr.

                                    /s/ Nancy Flaherty
                                    Nancy Flaherty

                                    /s/ Walter D. O'Hearn
                                    Walter D. O Hearn

                                    /s/ Ann Rogers Egan
                                    Ann Rogers Egan



                                                                     ANNEX I

                                PARTNERSHIP GP PARTNERS

                                  Partnership GP             Percentage of
  Partnership GP Partner            Interests             Transferors' Number
  ______________________          _______________         ___________________
  EIP I L.P.                      45% ltd. partner              41.0526%
     c/o Lehman Brothers
       Holdings, Inc.
     3 World Financial Ctr.
     New York, NY  10285
     Attention: Ron Hiram
                29th floor

  Victor K. Atkins, Jr.           40% gen'l partner             36.4912%
       (less priority distribution to LB I Group, Inc., pursuant to the
        Partnership GP Partnership Agreement)
     33 Flying Point Road
     Southampton, NY  11968

  LB I Group Inc.                 5% ltd. partner                4.5614%
      (plus priority distribution from Victor K. Atkins, Jr., pursuant to the
       Partnership GP Partnership Agreement)
     c/o Lehman Brothers
       Holdings Inc.
     3 World Financial Ctr.
     New York, NY  10285
     Attention: Ron Hiram
                29th floor

                                  _______________                ________

                     TOTAL           90%                        82.1052%



                                                                       ANNEX II

                           OPERATING PARTNERSHIP GP PARTNERS

  Operating Partnership         Operating Partner-           Percentage of
       GP Partner               ship GP Interests         Transferors' Number
  _____________________         __________________        ___________________
  LB I Group Inc.                 50% ltd. partner               4.3860%
     c/o Lehman Brothers
       Holdings, Inc.
     3 World Financial Ctr.
     New York, NY  10285
     Attention: Ron Hiram
                29th floor

  Victor K. Atkins, Jr.           40% gen'l partner              3.5087%
     33 Flying Point Road
     Southampton, NY  11968

   G.A. Myles                      5% ltd. partner                 .4386%
     139 Cooper's Farm Road
     Southampton, NY  11968
                                  _______________                ________

                     TOTAL           95%                         8.3333%


                                                                      ANNEX III

                                 EIPCC STOCKHOLDERS

                                                                Percentage of
  EIPCC Stockholder              Number of Shares         Transferors' Number
  _________________              ________________         ___________________

  Victor K. Atkins, Jr.                50                        6.8296%
     33 Flying Point Road
     Southampton, NY 11968

  Walter D. O'Hearn, Jr.               10                        1.3659%
     c/o Keane Securities
       Co., Inc.
     50 Broadway, 13th Floor
     New York, NY 10004

  Ann Rogers Egan                       5                         .6830%
     2247 Seaman's Neck Road
     Seaford, NY 11783
   Nancy A. Flaherty                     5                         .6830%
     167 Nancy Lane
     Wyckoff, NJ 07481
                                 _______________                 ________

     TOTAL                             70                        9.5615%


                                                          Exhibit 3

          FOR IMMEDIATE RELEASE

          Contact:  W. Hall Wendel, Jr.
                    Polaris Industries Inc.
                    612-542-0500

                    Victor K. Atkins
                    EIP Capital Corp.
                    516-283-1915

                    Dave Mona, John Shaughnessy
                    Mona Meyer McGrath & Gavin
                    612-832-5000

              POLARIS FILES PROPOSED CONVERSION TO A CORPORATION
             Plan includes dividends to compensate for reduction
                             in cash distribution

          MINNEAPOLIS (Sept. 30, 1994) - Polaris Industries Partners L.P. (AMEX:SNO) today announced that it has filed a preliminary Proxy Statement/Prospectus with the SEC relating to its previously announced conversion to corporate form. The conversion calls for each BAC unit to be exchanged tax-free for one share of common stock of Polaris Industries Inc. The Proxy Statement/Prospectus details Polaris Industries Inc.'s intention, upon conversion, to recommend that its board of directors pay a combination of regular and special dividends to shareholders.

          Polaris Industries Inc., Chief Executive Officer W. Hall Wendel, Jr. said if the conversion to corporate form is approved by Polaris unitholders the successor company intends to pay shareholders, subject to legal and contractual requirements and the financial requirements of the business, cash dividends totalling $7.56 per share from January, 1995 through December 31, 1997.

          These anticipated cash dividends would equal the same amount unitholders would have received had the Partnership not converted and continued to pay its regular cash distributions over this period ($2.52 per year). If the conversion does not occur, the Partnership will be taxed as a corporation if its units continue to trade after December 31, 1997.

          The $7.56 would be distributed through a combination of a regular dividend of $0.60 per share per year, plus three special dividends of $1.92 per share paid over the last three quarters of 1995 (to the extent not previously distributed by the Partnership prior to the conversion). "We've decided to accelerate the dividend payout, and believe this is in the best interests of the shareholders," Wendel said.

          The Polaris management team, business plan and growth strategies will remain the same following the conversion. Wendel also said the conversion to corporate form will be a key to continued growth at Polaris. "As a corporation, we can diversify into new businesses, and raise additional cash for expansion through equity or debt," he said.

          Polaris' proposed conversion to corporate form is subject to receipt of appropriate tax opinions, receipt of regulatory approvals and the approval of BAC holders.

          Polaris Industries Partners L.P. is a master limited partnership which owns and operates Polaris Industries L.P. Polaris designs, engineers, manufacturers and markets snowmobiles, all-terrain vehicles and personal watercraft for recreational and utility use. Polaris is the world's largest snowmobile manufacturer, and one of the largest U.S. manufacturers of ATV's and personal watercraft. Polaris Industries Partners L.P. trades on the American Stock Exchange and Pacific Stock Exchange under the symbol "SNO".

                                     ###